UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2013

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2013

ITEM 1—FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
REVENUES	454,795	469,642	1,336,539	1,457,529

OPERATING EXPENSES
Voyage expenses	28,022	29,674	80,491	107,487
Vessel operating expenses	217,579	203,664	601,021	583,191
Time-charter hire expense	25,486	27,386	79,482	102,856
Depreciation and amortization	109,114	112,756	321,377	342,438
General and administrative	31,932	34,652	106,598	109,244
Asset impairments and provisions (note 6b)	72,846	8,852	83,053	9,900
(Gain) loss on sale of vessels and equipment (note 6a)	(726)	341	(2,035)	2,365
Restructuring charges (note 11)	461	3,919	4,304	5,444

Total operating expenses	484,714	421,244	1,274,291	1,262,925

(Loss) income from vessel operations	(29,919)	48,398	62,248	194,604

OTHER ITEMS
Interest expense	(45,817)	(41,652)	(133,014)	(126,659)
Interest income	1,543	674	4,579	4,365
Realized and unrealized (loss) gain on non-designated derivative instruments (note 14)	(26,707)	(35,149)	15,539	(124,932)
Equity income	26,753	30,179	101,440	53,114
Foreign exchange loss (notes 7 and 14)	(11,837)	(8,504)	(8,970)	(6,493)
Other income (loss) (note 12)	625	(376)	4,481	2,056

Net (loss) income before income taxes	(85,359)	(6,430)	46,303	(3,945)
Income tax recovery (expense) (note 15)	662	(4,039)	(3,711)	1,378

Net (loss) income	(84,697)	(10,469)	42,592	(2,567)
Less: Net loss (income) attributable to non-controlling interests	35,593	(9,792)	(86,465)	(63,902)

Net loss attributable to stockholders of Teekay Corporation	(49,104)	(20,261)	(43,873)	(66,469)

Per common share of Teekay Corporation (note 16)
• Basic loss attributable to stockholders of Teekay Corporation	(0.69)	(0.29)	(0.62)	(0.96)
• Diluted loss attributable to stockholders of Teekay Corporation	(0.69)	(0.29)	(0.62)	(0.96)
• Cash dividends declared	0.3163	0.3163	0.9488	0.9488
Weighted average number of common shares outstanding (note 16)
• Basic	70,755,282	69,372,220	70,348,872	69,153,966
• Diluted	70,755,282	69,372,220	70,348,872	69,153,966

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
Net (loss) income	(84,697)	(10,469)	42,592	(2,567)

Other comprehensive (loss) income:
Other comprehensive income (loss) before reclassifications
Unrealized loss on marketable securities	(184)	(248)	(2,246)	(1,043)
Unrealized (loss) gain on qualifying cash flow hedging instruments	(1,557)	1,157	(2,111)	2,377
Pension adjustments, net of taxes	1,346	—	2,810	(2,361)
Foreign exchange (loss) gain on currency translation	(131)	160	522	(640)
Amounts reclassified from accumulated other comprehensive income (loss)
To other income:
Impairment of marketable securities	—	—	2,062	—
Realized loss on marketable securities	—	—	—	420
To general and administrative expenses:
Realized loss (gain) on qualifying cash flow hedging instruments	172	(397)	256	(1,774)
Settlement of defined benefit pension plan	—	—	974	—

Other comprehensive (loss) income	(354)	672	2,267	(3,021)

Comprehensive (loss) income	(85,051)	(9,797)	44,859	(5,588)
Less: Comprehensive loss (income) attributable to non-controlling interests	36,572	(9,815)	(85,528)	(63,972)

Comprehensive loss attributable to stockholders of Teekay Corporation	(48,479)	(19,612)	(40,669)	(69,560)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	As at	As at
	September 30, 2013	December 31, 2012
	$	$
ASSETS
Current
Cash and cash equivalents (note 7)	618,416	639,491
Restricted cash	6,170	39,390
Accounts receivable, including non-trade of $179,693 (2012—$83,046) and related party balance of $12,874 (2012—$9,101)	557,687	488,834
Vessels held for sale	—	22,364
Net investment in direct financing leases (note 4)	17,116	12,303
Prepaid expenses and other	70,551	61,549
Current portion of loans to equity accounted investees	7,002	139,183
Investment in term loans (note 6b)	180,987	120,642
Current portion of derivative assets (note 14)	21,879	31,669

Total current assets	1,479,808	1,555,425

Restricted cash—non-current	497,021	494,429
Vessels and equipment (notes 6 and 7)
At cost, less accumulated depreciation of $2,142,006 (2012—$1,976,257)	6,198,111	6,004,324
Vessels under capital leases, at cost, less accumulated amortization of $150,274 (2012 – $133,228)	607,026	624,059
Advances on newbuilding contracts (note 9a)	731,001	692,675

Total vessels and equipment	7,536,138	7,321,058

Net investment in direct financing leases—non-current (note 4)	562,539	424,298
Loans to joint ventures and joint venture partners, bearing interest between nil to 8.0%	172,006	67,720
Derivative assets (note 14)	86,035	148,581
Equity accounted investments (notes 3b, 3c and 9b)	644,329	480,043
Investment in term loans	—	68,114
Other non-current assets	147,546	149,682
Intangible assets – net	112,081	126,136
Goodwill	166,539	166,539

Total assets	11,404,042	11,002,025

LIABILITIES AND EQUITY
Current
Accounts payable	133,347	111,474
Accrued liabilities	412,322	363,218
Current portion of derivative liabilities (note 14)	146,576	115,835
Current portion of long-term debt (note 7)	876,063	797,411
Current obligation under capital leases	157,649	70,272
Current portion of in-process revenue contracts	43,174	60,627
Advances from equity accounted investees	4,625	4,064

Total current liabilities	1,773,756	1,522,901

Long-term debt, including amounts due to joint venture partners of $13,282 (2012—$13,282) (note 7)	5,342,938	4,762,303
Long-term obligation under capital leases	472,621	567,302
Derivative liabilities (note 14)	337,885	528,187
In-process revenue contracts	150,859	180,964
Other long-term liabilities	195,971	220,079

Total liabilities	8,274,030	7,781,736

Commitments and contingencies (notes 4, 9, and 14)
Redeemable non-controlling interest (note 9d)	24,413	28,815
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized;
70,815,678 shares outstanding (2012—69,704,188); 71,314,878 shares issued (2012—70,203,388) (note 8)	706,093	681,933
Retained earnings	499,690	648,224
Non-controlling interest	1,911,380	1,876,085
Accumulated other comprehensive loss (note 13)	(11,564)	(14,768)

Total equity	3,105,599	3,191,474

Total liabilities and equity	11,404,042	11,002,025

Consolidation of variable interest entities (note 3a)
Subsequent events (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2013	2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	42,592	(2,567)
Non-cash items:
Depreciation and amortization	321,377	342,438
Amortization of in-process revenue contracts	(47,519)	(54,025)
(Gain) loss on sale of vessels and equipment and other assets	(2,035)	2,365
Asset impairments and provisions (note 6b)	83,053	9,900
Equity income, net of dividends received	(93,907)	(46,436)
Income tax expense (recovery)	3,711	(1,378)
Employee stock option compensation	4,613	6,730
Unrealized foreign exchange (gain) loss	(36,893)	3,162
Unrealized (gain) loss on derivative instruments	(87,410)	50,421
Other	3,424	10,266
Change in operating assets and liabilities	(47,318)	(42,084)
Expenditures for dry docking	(48,661)	(16,247)

Net operating cash flow	95,027	262,545

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,718,226	1,030,710
Scheduled repayments of long-term debt (note 7)	(211,424)	(205,287)
Prepayments of long-term debt	(823,170)	(1,055,135)
Repayments of capital lease obligations	(7,840)	(7,590)
Advances of loans from joint ventures and joint venture partners	—	(3,804)
Decrease (increase) in restricted cash	31,042	(31,421)
Net proceeds from issuance of Teekay LNG Partners L.P. common units (note 5)	44,779	178,431
Net proceeds from issuance of Teekay Offshore Partners L.P. common and preferred units (note 5)	207,582	252,051
Net proceeds from issuance of Teekay Tankers Ltd. shares	—	65,854
Equity contribution by joint venture partner	1,684	70,750
Issuance of Common Stock upon exercise of stock options	19,541	9,604
Repurchase of Teekay Tankers Ltd. shares	—	(1,747)
Distributions paid from subsidiaries to non-controlling interests	(196,316)	(182,647)
Cash dividends paid	(67,762)	(61,312)

Net financing cash flow	716,342	58,457

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(553,630)	(413,970)
Proceeds from sale of vessels and equipment and other	47,704	226,201
Proceeds from sale of marketable securities	—	1,063
Investment in joint ventures	(140,804)	(163,482)
Advances to joint ventures and joint venture partners	(40,160)	(94,097)
Investment in direct financing lease assets	(151,716)	—
Direct financing lease payments received	8,662	17,788
Other investing activities	(2,500)	269

Net investing cash flow	(832,444)	(426,228)

Decrease in cash and cash equivalents	(21,075)	(105,226)
Cash and cash equivalents, beginning of the period	639,491	692,127

Cash and cash equivalents, end of the period	618,416	586,901

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands	Common		Accumu-
	of Shares	Stock and		lated Other			Redeemable
	of Common	Additional		Compre-	Non-		Non-
	Stock	Paid-in	Retained	hensive	controlling		controlling
	Outstanding	Capital	Earnings	Loss	Interests	Total	Interest
	#	$	$	$	$	$	$
Balance as at December 31, 2012	69,704	681,933	648,224	(14,768)	1,876,085	3,191,474	28,815

Net (loss) income			(43,873)		86,465	42,592
Reclassification of redeemable non-controlling interest in net income					542	542	(542)
Other comprehensive income				3,204	(937)	2,267
Dividends declared			(67,768)		(192,456)	(260,224)	(3,860)
Reinvested dividends	1	6				6
Exercise of stock options and other (note 8)	1,111	19,541				19,541
Employee stock compensation (note 8)		4,613				4,613
Dilution loss on public offerings of Teekay LNG and Teekay Offshore (note 5)			(1,472)			(1,472)
Excess of purchase price over the carrying value upon acquisition of Variable Interest Entity (note 3a)			(35,421)			(35,421)
Additions to non-controlling interest from share and unit issuances of subsidiaries and other					141,681	141,681

Balance as at September 30, 2013	70,816	706,093	499,690	(11,564)	1,911,380	3,105,599	24,413

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2013, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit market conditions, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $22.6 million and $61.2 million related to the Company’s fleet and to services provided to third parties for the three and nine months ended September 30, 2013, respectively, have been presented as vessel operating expenses. For the three and nine months ended September 30, 2013, revenues of $4.8 million and $18.7 million, respectively, from ship management activities provided to third parties have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred and revenues recorded in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $21.1 million and $61.1 million for the three and nine months ended September 30, 2012, respectively. The amounts reclassified from general and administrative expenses to revenues were $6.1 million and $16.5 million for the three and nine months ended September 30, 2012, respectively.

2. Segment Reporting

The following tables include results for the Company’s four segments for the three and nine months ended September 30, 2013 and 2012:

	Shuttle		Liquefied	Conventional
Three Months ended September 30, 2013	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	147,265	140,468	76,001	91,061	454,795
Voyage expenses	27,129	—	66	827	28,022
Vessel operating expenses	44,507	108,614	15,090	49,368	217,579
Time-charter hire expense	14,208	—	—	11,278	25,486
Depreciation and amortization	29,076	39,405	17,949	22,684	109,114
General and administrative(1)	9,312	12,746	3,079	6,795	31,932
Asset impairments and provisions	57,502	—	3,804	11,540	72,846
Gain on sale of vessels and equipment	—	—	—	(726)	(726)
Restructuring charges	451	—	—	10	461

(Loss) income from vessel operations	(34,920)	(20,297)	36,013	(10,715)	(29,919)

Segment assets as at September 30, 2013	1,898,955	2,795,183	3,442,839	1,951,834	10,088,811

	Shuttle		Liquefied	Conventional
Three Months ended September 30, 2012	Tanker and FSO	FPSO	Gas	Tanker
	Segment	Segment	Segment	Segment	Total
Revenues	146,296	136,008	73,224	114,114	469,642
Voyage expenses	20,653	—	100	8,921	29,674
Vessel operating expenses	46,504	89,293	13,995	53,872	203,664
Time-charter hire expense	14,909	—	—	12,477	27,386
Depreciation and amortization	31,335	33,803	17,158	30,460	112,756
General and administrative(1)	8,708	11,359	3,710	10,875	34,652
Asset impairments	8,852	—	—	—	8,852
Loss on sale of vessels	335	—	—	6	341
Restructuring charges	—	—	—	3,919	3,919

Income (loss) from vessel operations	15,000	1,553	38,261	(6,416)	48,398

Segment assets as at September 30, 2012	1,835,939	2,664,378	3,334,334	2,250,760	10,085,411

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Nine Months ended September 30, 2013	Segment	Segment	Segment	Segment	Total
Revenues	425,980	403,957	217,985	288,617	1,336,539
Voyage expenses	71,213	—	557	8,721	80,491
Vessel operating expenses	132,886	270,052	45,350	152,733	601,021
Time-charter hire expense	43,095	—	—	36,387	79,482
Depreciation and amortization	85,865	112,722	53,568	69,222	321,377
General and administrative(1)	29,140	36,867	14,589	26,002	106,598
Asset impairments and provisions	57,502	—	3,804	21,747	83,053
Gain on sale of vessels and equipment	—	(1,338)	—	(697)	(2,035)
Restructuring charges	2,081	—	—	2,223	4,304

Income (loss) from vessel operations	4,198	(14,346)	100,117	(27,721)	62,248

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Nine Months ended September 30, 2012	Segment	Segment	Segment	Segment	Total
Revenues	456,225	400,874	216,902	383,528	1,457,529
Voyage expenses	79,920	232	249	27,086	107,487
Vessel operating expenses	141,262	248,864	39,615	153,450	583,191
Time-charter hire expense	41,495	—	—	61,361	102,856
Depreciation and amortization	95,164	101,366	51,841	94,067	342,438
General and administrative(1)	29,228	33,150	13,328	33,538	109,244
Asset impairments	9,900	—	—	—	9,900
Loss on sale of vessels	335	—	—	2,030	2,365
Restructuring charges	—	—	—	5,444	5,444

Income from vessel operations	58,921	17,262	111,869	6,552	194,604

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2013	December 31, 2012
	$	$
Total assets of all segments	10,088,811	9,719,938
Cash	618,416	639,491
Accounts receivable and other assets	696,815	642,596

Consolidated total assets	11,404,042	11,002,025

3. Acquisitions

a) FPSO Unit from Sevan Marine ASA

On November 30, 2011, Teekay entered into an agreement to acquire a floating, production, storage and off-loading (or FPSO) unit, the Sevan Voyageur (or Voyageur Spirit), and its existing customer contract from Sevan Marine ASA (or Sevan). Teekay agreed to acquire the Voyageur Spirit once the existing upgrade project was completed and the Voyageur Spirit commenced operations under its customer contract. In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012. Under the terms of the acquisition agreement, Teekay prepaid Sevan $94 million to acquire the Voyageur Spirit, assumed the Voyageur Spirit’s existing $230.0 million credit facility, which had an outstanding balance of $220.5 million on November 30, 2011, and was responsible for all upgrade costs incurred after November 30, 2011, which were estimated to be between $140 million and $150 million. Teekay had control over the upgrade project and had guaranteed the repayment of the existing credit facility.

On April 13, 2013, the Voyageur Spirit FPSO unit began production on the Huntington Field and commenced its five-year charter with E.ON Ruhrgas UK E&P Limited (or E.ON). On May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit. The excess of the price paid over the carrying value of the non-controlling interest acquired was $35.4 million and has been accounted for as a reduction to equity. Immediately thereafter, the FPSO unit was sold by Teekay to its subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) for an initial purchase price of $540.0 million that was effectively reduced to $514.2 million as at September 30, 2013 (see below). The Voyageur Spirit FPSO unit has been consolidated by the Company since November 30, 2011, as the Voyageur Spirit FPSO unit was a variable interest entity (or VIE) and the Company was the primary beneficiary from November 30, 2011 until its purchase in May 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the specified timeframe under the charter contract, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $12.2 million and $29.2 million of the charter rate being foregone for the three and nine months ended September 30, 2013, respectively, inclusive of the period from April 13, 2013 to August 26, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Teekay Offshore expects to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by the charterer due to an unrelated issue, which is the responsibility of the charterer.

On September 30, 2013, Teekay Offshore entered into an interim agreement with E.ON whereby Teekay Offshore will be compensated for production beginning August 27, 2013 through to the earlier of November 30, 2013 or until final acceptance by E.ON is achieved. Compensation is based on actual production relative to the operating capacity of the FPSO unit; however, any restrictions on production as a result of the charterer is included in this compensation. Teekay has indemnified Teekay Offshore for a further $0.8 million for the production shortfall from August 27, 2013 to September 30, 2013.

Teekay’s indemnification to Teekay Offshore for loss of the charter rate under the charter agreement with E.ON from the date of first oil on April 13, 2013 until receipt of the certificate of final acceptance from E.ON, is capped at $54 million.

Any amounts paid as indemnification from Teekay to Teekay Offshore are effectively treated for accounting purposes as a reduction in the purchase price paid by Teekay Offshore for the FPSO unit. In addition, any compensation received from the charterer relating to the indemnification period will reduce the amount of Teekay’s indemnification paid to Teekay Offshore. The $540 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $514.2 million ($284.2 million net of assumed debt of $230.0 million) to reflect the $30 million indemnification amount for the second and third quarters of 2013, partially offset by the excess value of $4.3 million relating to the difference in fair value of the 1.4 million Teekay Offshore common units issued to Teekay as partial consideration for the FPSO unit on the date of closing of the transaction in May 2013 as compared to the fair value of the common units on the date Teekay offered to sell the FPSO unit to Teekay Offshore.

b) Teekay LNG – Exmar LPG BVBA Joint Venture

In February 2013, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and included 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016, and taking into effect the sale of the Donau LPG carrier which was sold in April 2013) and five chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested $133.1 million in exchange for equity and a shareholder loan and assumed approximately $108 million as its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The excess of the book value of net assets acquired over Teekay LNG’s investment in Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA and as recognition of goodwill, in accordance with the preliminary purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and Teekay LNG. Teekay LNG accounts for its investment in Exmar LPG BVBA using the equity method. In July 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017 at a total cost of approximately $96.5 million. In October 2013, Exmar LPG BVBA exercised two additional options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017 and 2018.

c) Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between Teekay LNG and Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six liquefied natural gas (or LNG) carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. Teekay LNG and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and Teekay LNG, Teekay LNG accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from short-term secured loan facilities and $266 million from equity contributions from Teekay LNG and Marubeni. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture, and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at September 30, 2013, was nil (December 31, 2012 – $0.6 million) and was included as part of other long-term liabilities. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the $266 million equity contribution was $138.2 million. Teekay LNG also contributed an additional $5.8 million for its share of legal and financing costs as part of the investment. Teekay LNG financed the equity contributions by borrowing under its existing credit facilities. The excess of Teekay LNG’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation. During the period between June to July 2013, the Teekay-LNG Marubeni Joint Venture completed the refinancing of its short-term loan facilities by entering into separate long-term debt facilities totaling approximately $963 million. These debt facilities mature between 2017 and 2030. As a result of the completed refinancing, Teekay LNG is no longer required to have $30 million in a restricted cash account as security for the Teekay LNG-Marubeni Joint Venture.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In July 2013, the Teekay LNG-Marubeni Joint Venture entered into an eight-year interest rate swap with a notional amount of $160.0 million, amortizing quarterly over the term of the interest rate swap to $70.4 million at maturity. The interest rate swap exchanges the receipt of LIBOR-based interest for the payment of a fixed rate of interest of 2.20% in the first two years and 2.36% in the last six years. This interest rate swap has been designated as a qualifying cash flow hedging instrument for accounting purposes. The Teekay LNG-Marubeni Joint Venture uses the same accounting policy for qualifying cash flow hedging instruments as Teekay LNG uses.

4. Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at September 30, 2013, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
	of 2013	2014	2015	2016	2017
	(in millions of U.S. dollars)
Charters-in—operating leases	20.9	39.2	15.9	9.1	9.1
Charters-in—capital leases (1)	70.9	60.0	31.8	31.7	55.0

	91.8	99.2	47.7	40.8	64.1

Charters-out—operating leases (2)	266.4	1,218.3	1,171.2	1,084.4	1,105.7
Charters-out—direct financing leases (3)	15.5	66.6	65.7	65.9	60.8

	281.9	1,284.9	1,236.9	1,150.3	1,166.5

(1)	As at September 30, 2013 and December 31, 2012, the Company had $475.5 million of restricted cash which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans and other obligations, which totaled $27.7 million and $58.3 million as at September 30, 2013 and December 31, 2012, respectively.
(2)	The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2013, revenue from unexercised option periods of contracts that existed on September 30, 2013 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.
(3)	In September 2013, Teekay LNG acquired a 155,900-cubic meter LNG carrier from Norway-based Awilco LNG ASA (or Awilco) and chartered the vessel back to Awilco on a five-year fixed-rate bareboat charter contract (plus a one year extension option) with a fixed-price purchase obligation at the end of the charter. In September 2013, Teekay LNG agreed to acquire a second 155,900-cubic meter LNG carrier newbuilding from Awilco. This vessel is currently under construction by Daewoo Shipbuilding & Marine Engineering Co. Ltd. (or DSME) of South Korea and Teekay LNG expects to take delivery in late-2013. Upon delivery, Teekay LNG will charter the vessel back to Awilco on a four year fixed-rate bareboat charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco are accounted for as direct financing leases. The purchase price of each vessel is $205 million less a $50 million upfront payment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

5. Equity Financing Transactions

During the nine months ended September 30, 2013, two of the Company’s publicly-listed subsidiaries, Teekay Offshore and Teekay LNG, completed the following public offerings, equity placements and equity issuances under continuous offering programs:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Nine Months ended September 30, 2013
Teekay Offshore Direct Equity Placement	61,224	(1,224)	(46)	59,954
Teekay Offshore Preferred Units Offering	150,000	—	(5,079)	144,921
Teekay Offshore Continuous Offering Program	2,819	(59)	(53)	2,707
Teekay LNG Continuous Offering Program	5,383	(107)	(457)	4,819
Teekay LNG Direct Equity Placement	40,869	(816)	(93)	39,960

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In April 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, Teekay completed the acquisition of the Voyageur Spirit FPSO unit and, immediately thereafter, Teekay Offshore acquired the unit from Teekay for an original purchase price of $540.0 million (see Note 3(a)). Teekay Offshore financed the acquisition with the assumption of the $230.0 million debt facility secured by the unit, $253.0 million in cash and a $44.3 million equity private placement of common units to Teekay Corporation (including the general partner’s 2% proportionate capital contribution), which had a value of $40.0 million at the time Teekay offered to sell the units to Teekay Offshore. Upon completion of the private placement to Teekay, Teekay Offshore had 83.6 million common units outstanding. Teekay holds a 29.9% interest in Teekay Offshore, including the Company’s 2% general partner interest as at September 30, 2013. Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary.

6. Vessel Sales, Asset Impairments and Provisions

a) Vessel Sales

During the nine months ended September 30, 2013, the Company sold a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers and a 1998-built conventional tanker that were part of the Company’s shuttle tanker and conventional tanker segments. Three of these vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2012, and one was classified as held for sale on the consolidated balance sheets as at June 30, 2013, with their net book values written down to their sale proceeds net of cash outlays to complete the sales. All of the vessels were older vessels that the Company disposed of in the ordinary course of business.

During the nine months ended September 30, 2013, the Company sold sub-sea equipment from the Petrojarl I FPSO unit that is part of the Company’s FPSO segment. The Company realized a gain of $1.3 million from the sale of the equipment.

During the three months ended September 30, 2012, the Company sold its joint venture interest in the Ikdam FPSO unit. The Company realized a gain of $10.8 million from the sale of the joint venture interest. The gain has been recorded in equity income (loss) on the Company’s consolidated statements of loss for the three and nine months ended September 30, 2012.

During the three months ended September 30, 2012, the Company sold a 1992-built shuttle tanker that was part of the Company’s shuttle tanker segment. The Company realized a loss of $0.3 million from the sale of the shuttle tanker.

During the nine months ended September 30, 2012, the Company sold a 1997-built conventional tanker that was part of the Company’s conventional tanker segment. The Company realized a loss of $2.2 million from the sale of the conventional tanker.

b) Loan Loss Provisions and Asset Impairments

In February 2011, Teekay made a $70 million term loan (or the 2011 Loan) to a ship-owner of a 2011-built Very Large Crude Carrier (or VLCC), based in Asia. The 2011 Loan bears interest at 9% per annum, which is payable quarterly. The 2011 Loan is repayable in full in February 2014. The 2011 Loan is collateralized by a first-priority mortgage on the VLCC, together with other related collateral. In July 2010, the Company’s publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers) acquired two term loans with a borrower who has the same ultimate parent company as the borrower under the 2011 Loan with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (or the Loans). The Loans had an annual interest rate of 9% per annum. The Loans were payable in full at maturity in July 2013. The Loans are collateralized by first-priority mortgages on two 2010-built VLCCs, together with other related security. The term loan borrowers are facing financial difficulty and have been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default on the repayment of the loan principal for the Loans maturing in July 2013. No interest income was recorded on term loans for the three months ended September 30, 2013. The Company has taken over management of two of the three vessels. Currently, these two vessels are trading in the spot tanker market under the Company’s management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to the Company. The vessel’s insurers are in the process of seeking to negotiate the release of the detained vessel. Upon release, the vessel is expected to commence trading in the spot tanker market under the Company’s management. During the three and nine months ended September 30, 2013, the Company recorded $11.5 million and $21.7 million, respectively, of loan loss provisions in respect of its investments in the three term loans. The Company reduced the net carrying amount of the investments in term loans, which includes accrued interest income, as the estimated future cash flows, which primarily reflects the estimated value of the underlying collateral, declined during the three and nine-month periods ended September 30, 2013. The net carrying amount of the impaired loans consists of the present value of estimated future cash flows at September 30, 2013, and will be adjusted each subsequent reporting period to reflect any changes in the present value of estimated future cash flows.

In the three months ended September 30, 2013, the carrying value of four of the Company’s 1990s-built shuttle tankers were written down to their estimated fair values, using appraised values. The write-downs were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013, and a change in expectations for a contract renewal for one of the shuttle tankers currently operating in Brazil. The Company’s consolidated statement of loss for the three and nine months ended September 30, 2013, includes a $57.5 million write-down related to these vessels, two of which Teekay Offshore owns through a 50% owned subsidiary, and is included within the Company’s shuttle tanker segment.

During the three months ended September 30, 2012, the Company wrote down the carrying value of a 1993-built shuttle tanker to its estimated fair value, using an appraised value, due to a change in its operating plan. The Company’s consolidated statement of loss for the three and nine months ended September 30, 2012 includes an $8.9 million write-down related to this vessel. The write-down is included within the Company’s shuttle tanker segment.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

During the three months ended June 30, 2012, the Company decided to pursue the sale of a 1992-built shuttle tanker and, thus, wrote down the carrying value of the vessel to its estimated fair value, using an appraised value. The Company subsequently sold the vessel in early August 2012. The Company’s consolidated statement of income (loss) for the nine months ended September 30, 2012 includes a $1.0 million write-down related to this vessel. The write-down is included within the Company’s shuttle tanker segment.

Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in Teekay Tangguh Joint Venture. During the year ended December 31, 2012, the parent company of Teekay LNG‘s joint venture partner, PT Berlian Laju Tanker (or BLT), suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. In September 2013, Teekay Tangguh Joint Venture recorded a provision for loan impairment on a $3.8 million promissory which included $0.2 million of unpaid interest due from BLT, based on changes in its expectations of the recoverability of the amounts outstanding.

7. Long-Term Debt

	September 30, 2013	December 31, 2012
	$	$
Revolving Credit Facilities	1,968,567	1,627,979
Senior Notes (8.5%) due January 15, 2020	447,349	447,115
Norwegian Kroner-denominated Bonds due through September 2018	733,540	467,223
U.S. Dollar-denominated Term Loans due through 2023	2,630,421	2,432,374
U.S. Dollar-denominated Term Loan of Variable Interest Entity due October 2016	—	230,359
U.S. Dollar Bonds due through 2023	87,075	—
Euro-denominated Term Loans due through 2023	338,767	341,382
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,282	13,282

Total	6,219,001	5,559,714
Less current portion	876,063	797,411

Long-term portion	5,342,938	4,762,303

As of September 30, 2013, the Company had 14 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.6 billion, of which $0.6 billion was undrawn. Interest payments are based on LIBOR plus margins. At September 30, 2013 and December 31, 2012, the margins ranged between 0.45% and 4.5%. At September 30, 2013 and December 31, 2012, the three-month LIBOR was 0.25% and 0.31%, respectively. The total amount available under the Revolvers reduces by $131.5 million (remainder of 2013), $776.9 million (2014), $297.5 million (2015), $621.5 million (2016), $445.0 million (2017) and $321.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 54 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

Teekay Offshore has 211.5 million (of the original 600 million issued) in Norwegian Kroner (or NOK) senior unsecured bonds that mature in November 2013 in the Norwegian bond market. As at September 30, 2013, the carrying amount of the bonds was $35.1 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into a cross currency swap to swap the interest payments from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04%, and to fix the transfer of the principal amount at $34.7 million upon maturity in exchange for NOK 211.5 million. Teekay Offshore also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case Teekay Offshore’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see Note 14). In January 2013, Teekay Offshore repurchased NOK 388.5 million of the above-mentioned NOK 600 million bond issue maturing in November 2013 at a premium in connection with the issuance of NOK 1.3 billion in senior unsecured bonds. The Company recorded a $1.8 million loss on bond repurchase and $6.6 million of realized losses included in foreign currency exchange gain in its consolidated statements of loss for the nine months ended September 30, 2013. In connection with this bond repurchase, Teekay Offshore terminated a similar notional amount of the related cross currency swap and recorded $6.8 million of realized gains included in foreign currency exchange gain in its consolidated statement of loss for the nine months ended September 30, 2013 (see Note 14).

During 2012, Teekay Offshore, Teekay LNG and Teekay issued in the Norwegian bond market a total of NOK 2 billion of senior unsecured bonds that mature between October 2015 and May 2017. As at September 30, 2013, the total carrying amount of the bonds was $332.6 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.75% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.52% to 7.49%, and the transfer of principal fixed at $349.2 million upon maturity in exchange for NOK 2 billion (see Note 14).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In January 2013, Teekay Offshore issued in the Norwegian bond market NOK 1.3 billion in senior unsecured bonds. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at September 30, 2013, the carrying amount of the bonds was $216.2 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 4.80% on the tranche maturing in 2016 and 5.93% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see Note 14).

In September 2013, Teekay LNG issued in the Norwegian bond market NOK 900 million in senior unsecured bonds that mature in September 2018. As at September 30, 2013, the carrying amount of the bonds was $149.7 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.35%. Teekay LNG entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.43% (see Note 14) and the transfer of principal fixed at $150.0 million upon maturity in exchange for NOK 900 million.

As of September 30, 2013, the Company had 19 U.S. Dollar-denominated term loans outstanding, which totaled $2.6 billion (December 31, 2012 – $2.4 billion). Certain of the term loans with a total outstanding principal balance of $294.5 million as at September 30, 2013 (December 31, 2012 – $328.0 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2012 – 5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2013 and December 31, 2012, the margins ranged between 0.3% and 3.25%, and 0.3% and 4.0%, respectively. At September 30, 2013 and December 31, 2012, the three-month LIBOR was 0.25% and 0.31%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 18 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 38 (December 31, 2012 – 36) of the Company’s vessels, together with certain other security. In addition, at September 30, 2013, all but $98.1 million (December 31, 2012 – $107.0 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

In September 2013, Teekay Offshore issued in the U.S. private placement market $87.1 million ten-year senior secured bonds to finance the Bossa Nova Spirit BG shuttle tanker newbuilding. The bonds mature in December 2023 and interest payments are fixed at 4.91%. As at September 30, 2013, the carrying amount of the bonds was $87.1 million. The bonds are collateralized by a first-priority mortgage on the Bossa Nova Spirit, together with other related security.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2013, totaled 250.5 million Euros ($338.8 million) (December 31, 2012 – 258.8 million Euros ($341.4 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus margins. At September 30, 2013 and December 31, 2012, the margins ranged between 0.60% and 2.25% and the one-month EURIBOR at September 30, 2013 was 0.1% (December 31, 2012 – 0.1%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and the NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized foreign exchange losses of $11.8 million (2012 – $8.5 million loss) and $9.0 million (2012 – $6.5 million loss) during the three and nine months ended September 30, 2013, respectively.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at September 30, 2013, totaled $13.3 million (2012 – $13.3 million). Interest payments on the loan are based on a fixed interest rate of 4.84%. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at September 30, 2013 was 3.0% (December 31, 2012 – 2.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 14).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2013, these ratios ranged from 119.5% to 363.0% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and, as at September 30, 2013 and December 31, 2012, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at September 30, 2013, this aggregate amount was $344.3 million (December 31, 2012—$319.1 million). As at September 30, 2013, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2013 are $179.2 million (remainder of 2013), $1.2 billion (2014), $529.5 million (2015), $749.0 million (2016), $992.8 million (2017) and $2.5 billion (thereafter).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

8. Capital Stock

The authorized capital stock of Teekay at September 30, 2013 and December 31, 2012 was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2013, Teekay had no shares of Preferred Stock issued. During the nine months ended September 30, 2013, Teekay issued 1.1 million shares of Common Stock upon the exercise of stock options, restricted stock units and restricted stock awards.

During March 2013, the Company granted 72,810 stock options with an exercise price of $34.07 per share, 158,957 restricted stock units with a fair value of $5.4 million, 54,773 performance shares with a fair value of $2.3 million and 26,412 shares of restricted stock with a fair value of $0.9 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during March 2013 was $10.54 per option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 53.7%; expected life of five years; dividend yield of 4.8%; risk-free interest rate of 0.8% and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

9. Commitments and Contingencies

a) Vessels Under Construction

As at September 30, 2013, the Company was committed to the construction of one shuttle tanker, five LNG carriers, two floating, storage and offloading (or FSO) conversions and one FPSO unit for a total cost of approximately $2.2 billion, excluding capitalized interest and other miscellaneous construction costs. The one shuttle tanker delivered in November 2013, one LNG carrier is scheduled for delivery in late 2013, two LNG carriers are scheduled for delivery in 2016, and two LNG carriers are scheduled for delivery in 2017, the two FSO conversions are scheduled for completion in the third quarter of 2014 and 2017, respectively, and the FPSO unit is scheduled for delivery in mid-2014. As at September 30, 2013, payments made towards these commitments totaled $700.1 million (excluding $44.2 million of capitalized interest and other miscellaneous construction costs). As at September 30, 2013, the estimated remaining payments required to be made under these newbuilding and conversion contracts were $254.0 million (remainder of 2013), $480.0 million (2014), $191.0 million (2015), $338.8 million (2016) and $268.1 million (2017).

In addition, in April 2013, Teekay Tankers entered into an agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of Teekay Tankers’ first shipyard installment was contingent on Teekay Tankers receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders and, as a result, STX’s refund guarantee applications were temporarily suspended. As at September 30, 2013, Teekay Tankers had not received any refund guarantees from STX. To date, Teekay Tankers has not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, Teekay Tankers has the right to cancel the newbuilding orders at its discretion. Teekay Tankers is evaluating its alternatives, including legal action for damages. In October 2013, Teekay Tankers exercised options to build four additional LR2 product tanker newbuildings (see Note 18b).

b) Joint Ventures

As at September 30, 2013, Exmar LPG BVBA, in which Teekay LNG has a 50% ownership interest was committed to the construction of 10 LPG newbuilding carriers for a total cost of $450.2 million, excluding capitalized interest and other miscellaneous construction costs. The 10 newbuildings are scheduled for delivery between 2014 and 2017. As at September 30, 2013, payments made by Exmar LPG BVBA towards these commitments totaled $48.4 million. As at September 30, 2013, the remaining payments required to be made by Exmar LPG BVBA under these newbuilding contracts was $15.8 million in 2013, $126.2 million in 2014, $76.6 million in 2015, $113.4 million in 2016, and $69.8 million in 2017. Teekay LNG owns a 50% interest in Exmar LPG BVBA.

c) Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

On November 13, 2006, one of Teekay Offshore’s shuttle tankers the Navion Hispania collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from Teekay Offshore. The Navion Hispania and the Njord Bravo both incurred damage as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL) and Teekay Navion Offshore Loading Pte Ltd. (or TNOL), subsidiaries of Teekay Offshore, and Teekay Shipping Norway AS (or TSN), a subsidiary of Teekay, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo), several other insurance underwriters and various licensees in the Njord field. The plaintiffs sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $35.4 million).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In December 2011, the Stavanger District Court ruling in the first instance found that NOL was liable for damages except for damages related to certain indirect or consequential losses. The court also found that Statoil ASA was liable to NOL for the same amount of damages to NOL. As a result of this ruling, as at December 31, 2012, Teekay Offshore reported a liability in the total amount of NOK 76,000,000 (approximately $12.6 million) to the plaintiffs recorded in other long-term liabilities and a corresponding receivable from Statoil ASA recorded in other assets.

The plaintiffs appealed the decision and in June 2013, the appellate court held that NOL, TNOL and TSN are jointly and severally responsible towards the plaintiffs for all the losses as a result of the collision, plus interest accrued on the amount of damages. In addition, Statoil ASA was held not to be under an obligation to indemnify NOL, TNOL and TSN for the losses. NOL, TNOL and TSN were also held liable for legal costs associated with court proceedings. As a result of this recent judgment, as at June 30, 2013, Teekay Offshore has recognized a liability in the amount of NOK 213,000,000 in respect of damages, NOK 66,000,000 in respect of interest and NOK 11,000,000 in respect of legal costs, totaling NOK 290,000,000 (approximately $48.2 million), to the plaintiffs recorded in accrued liabilities. The receivable from Statoil ASA previously recorded in other assets has been reversed in the second quarter of 2013. The judgment rendered deals with liability only and the ultimate amount of damages may be reduced compared to the NOK 213,000,000 claimed by the plaintiffs.

Teekay Offshore and Teekay maintain protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. These insurance policies are expected to cover the costs related to this incident, including any costs not indemnified by Statoil, and thus a receivable of NOK 290,000,000 (approximately $48.2 million) has been recorded as of September 30, 2013 in accounts receivable, which equals the total cost of the claim. Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat has declined this request as it does not believe that HMRC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision by the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer as well as a 2013 decision from the Upper Tribunal which upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing costs and interest rate swap termination costs.

The lessor for the three RasGas II LNG Carriers has communicated to Teekay Nakilat that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease payments over the remaining term of the RasGas II Leases of approximately $17.5 million. As a result of this potential increase in lease payments, Teekay Nakilat may need to post additional collateral of $3 million to the existing cash defeasance deposit connected to the lease structure for the three leased vessels. The Teekay Nakilat has engaged external legal counsel to assess these claims. Teekay LNG’s 70% share of the potential lease payment increase claim is approximately $12.3 million. Teekay Nakilat is looking at alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating in the event the lessor increases the lease payments.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through its insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, the Company will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to be approximately $140 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost.

d) Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The owner of the 33% interest holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s interest in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

e) Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10. Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2013		December 31, 2012
	Fair	Carrying	Fair	Carrying	Fair
	Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,124,169	1,124,169	1,178,118	1,178,118
Derivative instruments (note 14)
Interest rate swap agreements—assets	Level 2	106,194	106,194	165,688	165,688
Interest rate swap agreements—liabilities	Level 2	(457,309)	(457,309)	(667,825)	(667,825)
Cross currency swap agreement	Level 2	(43,357)	(43,357)	13,886	13,886
Foreign currency contracts	Level 2	(1,876)	(1,876)	2,885	2,885
Non-recurring
Vessels and equipment (note 6b)	Level 2	78,934	78,934	287,983	287,983
Vessels held for sale	Level 2	—	—	22,364	22,364
Other
Investment in term loans	Level 3	180,987	176,741	188,756	186,048
Loans to equity accounted investees and joint venture partners—Current	Level 3	7,002	7,002	139,183	139,183
Loans to equity accounted investees and joint venture partners—Long-term	(1)	172,006	(1)	67,720	(1)
Long-term debt—public (note 7)	Level 1	(1,267,964)	(1,318,690)	(914,338)	(949,326)
Long-term debt—non-public (note 7)	Level 2	(4,951,037)	(4,704,362)	(4,645,376)	(4,329,117)

(1)	In these consolidated financial statements, the Company’s long-term loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the long-term loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

b. Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2013 $	December 31, 2012 $
Direct financing leases	Payment activity	Performing	579,655	436,601
Other loan receivables
Investment in term loans (note 6b)	Collateral	Non-Performing	180,987	188,756
Loans to equity accounted investees and joint venture partners (1)	Other internal metrics	Performing	179,008	206,903
Long-term receivable included in other assets	Payment activity	Performing	6,806	1,704

			946,456	833,964

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

(1)	Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture. During the year ended December 31, 2012, the parent company of Teekay LNG‘s joint venture partner, BLT, suspended trading on the Jakarta Stock Exchange and entered into a court-supervised debt restructuring in Indonesia. In September 2013, Teekay Tangguh Joint Venture recorded a provision for loan impairment on a $3.6 million promissory note and related interest of $0.2 million due from BLT, based on changes in its expectation of the recoverability of the amounts outstanding. The Company believes the remaining loans to its joint venture partner, BLT LNG Tangguh Corporation, totaling $20.2 million as at September 30, 2013 (December 31, 2012—$20.2 million) are collectible given that the estimated cash flows anticipated to be generated by the Teekay Tangguh Joint Venture can be used to repay the advances.

11. Restructuring Charges

During the three and nine months ended September 30, 2013, the Company recorded restructuring charges of $0.5 million ($3.9 million – 2012) and $4.3 million ($5.4 million – 2012), respectively. The restructuring charges primarily relate to the reorganization of the Company’s marine operations. The purpose of the restructuring is to create better alignment between certain of the Company’s business units and its three publicly-listed subsidiaries, as well as a lower cost organization. The Company expects to incur further restructuring charges of approximately $0.5 million associated with this reorganization.

At September 30, 2013 and December 31, 2012, $3.7 million and $3.4 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

12. Other Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Gain on sale of other assets	—	—	—	2,217
Loss on bond repurchase	—	—	(1,759)	—
Volatile organic compound emission plant lease income	75	13	272	1,058
Impairment of marketable securities	—	—	(2,062)	—
Loss on sale of marketable securities	—	—	—	(420)
Miscellaneous income (loss)	550	(389)	8,030	(799)

Other income (loss)	625	(376)	4,481	2,056

13. Accumulated Other Comprehensive Loss

As at September 30, 2013 and December 31, 2012, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30,	December 31,
	2013	2012
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(580)	341
Pension adjustments, net of tax recoveries	(12,467)	(16,253)
Unrealized loss on marketable securities	(184)	—
Foreign exchange gain on currency translation	1,667	1,144

	(11,564)	(14,768)

14. Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

As at September 30, 2013, the Company was committed to the following foreign currency forward contracts:

	Contract Amount	Average	Fair Value /Carrying Amount	Expected Maturity
	in Foreign	Forward Rate (1)	of Asset (Liability)	2013	2014	2015
	Currency		$	$	$	$
	(millions)		(in millions of U.S. Dollars)	(in millions of U.S. Dollars)
Norwegian Kroner	619.3	5.94	(1.9)	31.2	68.1	5.0
Canadian Dollar	2.0	1.04	—	1.9	—	—

			(1.9)	33.1	68.1	5.0

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2013 through 2018. In addition, the cross currency swaps due in 2018 economically hedge the interest rate exposure on the NOK-denominated bonds due in 2018. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2013 through 2018. As at September 30, 2013, the Company was committed to the following cross currency swaps:

									Fair Value /
									Carrying
Notional	Notional		Floating Rate Receivable		Floating Rate Payable				Amount of
Amount	Amount		Reference		Reference			Fixed Rate	Asset /	Remaining
NOK	USD		Rate	Margin	Rate		Margin	Payable	(Liability)	Term (years)
211,500	34,721	(1)	NIBOR	4.75%	LIBOR	(2)	5.04%		436	0.2
700,000	122,800		NIBOR	4.75%				5.52%	(7,184)	2.0
500,000	89,710		NIBOR	4.00%				4.80%	(7,048)	2.3
600,000	101,351		NIBOR	5.75%				7.49%	(4,377)	3.3
700,000	125,000		NIBOR	5.25%				6.88%	(11,577)	3.6
800,000	143,536		NIBOR	4.75%				5.93%	(9,813)	4.3
900,000	150,000		NIBOR	4.35%				6.43%	(3,794)	4.9

									(43,357)

(1)	Teekay Offshore partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of Teekay Offshore’s original NOK 600 million bond issue (see note 7).
(2)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

Interest Rate Risk

The Company enters into interest rate swap agreements that exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt. In addition, the Company holds interest rate swaps that exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. As at September 30, 2013, the Company has not designated any of its interest rate swap agreements as cash flow hedges for accounting purposes. An equity-accounted investee has designated one interest rate swap agreement as a cash flow hedge for accounting purposes (see Note 3c).

As at September 30, 2013, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

			Fair Value / Carrying Amount of Asset / (Liability)
				Weighted- Average Remaining Term
					Fixed Interest Rate
	Interest	Principal Amount
	Rate Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	406,286	(75,877)	23.3	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	3,262,797	(346,226)	6.8	3.8
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	300,000	3,111	—	1.7
U.S. Dollar-denominated interest rate swaps (5)	LIBOR	98,500	(216)	0.2	1.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	468,983	99,772	23.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (6) (7)	EURIBOR	338,767	(31,679)	7.3	3.1

			(351,115)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2013, ranged from 0.3% to 4.5%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)	Inception date of swap is 2014 ($300.0 million).
(5)	The floating LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Company’s related interest rate effectively floats at LIBOR reduced by 2.38%.
(6)	Principal amount reduces monthly to 70.1 million Euros ($94.8 million) by the maturity dates of the swap agreements.
(7)	Principal amount is the U.S. Dollar equivalent of 250.5 million Euros.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current			Current
	Portion of			Portion of
	Derivative	Derivative	Accrued	Derivative	Derivative
	Assets	Assets	Liabilities	Liabilities	Liabilities
As at September 30, 2013
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	286	74	—	(2,136)	(100)
Interest rate swap agreements	20,111	85,961	(19,945)	(143,319)	(293,923)
Cross currency swap agreements	1,482	—	144	(1,121)	(43,862)

	21,879	86,035	(19,801)	(146,576)	(337,885)

As at December 31, 2012
Derivatives designated as a cash flow hedge:
Foreign currency contracts	441	—	—	(1)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,506	—	—	(60)	—
Interest rate swap agreements	16,927	144,247	(22,312)	(115,774)	(525,225)
Cross currency swap agreements	11,795	4,334	719	—	(2,962)

	31,669	148,581	(21,593)	(115,835)	(528,187)

As at September 30, 2013, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at September 30, 2013, these interest rate swaps and cross currency swaps had an aggregate fair value asset amount of $102.4 million and an aggregate fair value liability amount of $382.8 million.

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivatives in the consolidated statements of loss. The effect of the (loss) gain on derivatives not designated as hedging instruments in the consolidated statements of loss are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(30,254)	(30,027)	(91,472)	(90,112)
Interest rate swap agreement terminations	(31,798)	—	(35,985)	—
Foreign currency forward contracts	152	(876)	(1,333)	508
Foinaven embedded derivative	—	—	—	11,452

	(61,900)	(30,903)	(128,790)	(78,152)

Unrealized gains (losses) relating to:
Interest rate swap agreements	32,542	(8,036)	148,657	(49,326)
Foreign currency forward contracts	2,651	3,790	(4,328)	5,931
Foinaven embedded derivative	—	—	—	(3,385)

	35,193	(4,246)	144,329	(46,780)

Total realized and unrealized (losses) gains on derivative instruments	(26,707)	(35,149)	15,539	(124,932)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of loss. The effect of the (loss) gain on cross currency swaps on the consolidated statements of loss is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
	$	$	$	$
Realized gain on partial termination of cross currency swap	—	—	6,800	—
Realized gains	362	741	1,927	2,479
Unrealized (losses) gains	(2,314)	9,839	(56,667)	(3,328)

Total realized and unrealized (losses) gains on cross currency swaps	(1,952)	10,580	(47,940)	(849)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

15. Income Tax Recovery (Expense)

The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Current	1,438	(973)	(2,619)	3,758
Deferred	(776)	(3,066)	(1,092)	(2,380)

Income tax recovery (expense)	662	(4,039)	(3,711)	1,378

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2012 to September 30, 2013:

Balance of unrecognized tax benefits as at January 1, 2013	$29,364
Decrease for positions taken in prior years	(235)
Decrease for positions related to the current period	(644)
Decrease related to statute of limitations	(4,031)

Balance of unrecognized tax benefits as at September 30, 2013	$24,454

The majority of the net decrease for positions for the nine months ended September 30, 2013 relates to statute of limitations.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

16. Loss Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	$	$	$	$
Net loss attributable to stockholders’ of Teekay Corporation	(49,104)	(20,261)	(43,873)	(66,469)

Weighted average number of common shares	70,755,282	69,372,220	70,348,872	69,153,966

Loss per common share:
—Basic	(0.69)	(0.29)	(0.62)	(0.96)
—Diluted	(0.69)	(0.29)	(0.62)	(0.96)

The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted loss per common share. For the three and nine months ended September 30, 2013, the anti-dilutive effect attributable to outstanding stock-based awards was 2.2 million shares. For the three and nine months ended September 30, 2012, the anti-dilutive effect attributable to outstanding stock-based awards was 3.9 million shares.

17. Supplemental Cash Flow Information

During January 2012, the Company’s 50% joint venture with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht) purchased the assets related to the Baúna and Piracaba (previously named Tiro and Sidon) FPSO project, including the then partially constructed Itajai FPSO unit, and the customer contracts from the Company for approximately $179 million. The purchase price was financed 80% with borrowings and the balance of the purchase price was financed with equity contributions by each of the joint venture partners. The Company’s initial equity contribution was funded by contributing the partially constructed FPSO unit and the customer contracts. This initial equity contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

18. Subsequent Events

a)	On October 7, 2013, Teekay LNG completed a public offering of 3.5 million common units (including 0.5 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $42.62 per unit, for gross proceeds of approximately $150.0 million (including Teekay’s 2% proportionate capital contribution for its general partner interest). Teekay LNG used the net proceeds from the offering of approximately $144.7 million to prepay a portion of its outstanding debt under two of its revolving credit facilities and to fund the acquisition of the second LNG carrier newbuilding from Awilco. As a result of this public offering, Teekay‘s ownership of Teekay LNG was reduced to 35.3% (including the Company‘s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and will continue to consolidate the subsidiary.

b)	In October 2013, Teekay Tankers exercised its options to order four additional LR2 newbuildings under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013 (see Note 9a). STX did not produce shipbuilding contracts within the specified timeframe of the option agreements and therefore, is in breach of the option agreements. Teekay Tankers is evaluating its alternatives, including taking legal action for damages.

c)	On October 29, 2013, Exmar LPG BVBA exercised its options with Hanjin Heavy Industries and Construction Co., Ltd. to construct two LPG carrier newbuildings, scheduled for delivery in 2017 and 2018.

d)	On November 8, 2013, Compania Espanole de Petroles, S.A. (or CEPSA), the charterer (who is also the owner) of Teekay LNG’s vessel under capital lease, the Tenerife Spirit, agreed to sell the vessel to a third-party. The vessel is expected to redeliver to the new owner in December 2013. As a result of this sale, Teekay LNG will return the vessel to CEPSA and the full amount of the associated capital lease obligation will be concurrently extinguished. In addition, Teekay LNG is expected to incur seafarer severance payments of approximately $2 million upon the sale of the vessel.

e)	On November 19, 2013, Teekay LNG exercised one additional option with DSME to construct another 173,400 cubic meter LNG carrier newbuilding scheduled for delivery in 2017. In addition, Teekay LNG renegotiated with DSME the delivery dates for two of its LNG carrier newbuildings to 2017 from 2016 and agreed to cancel two of the LNG carrier newbuilding options granted in July 2013. This reduces the number of LNG carrier newbuilding options available to Teekay LNG from five to three.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER  30, 2013

PART I – FINANCIAL INFORMATION

ITEM 2—MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of The Marshall Islands. Unless the context requires otherwise, references to “we,” “our” or “us” are references to Teekay Corporation and its subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2013

Acquisition of LPG carriers by Teekay LNG

In February 2013, our publicly traded subsidiary Teekay LNG Partners L.P. (or Teekay LNG) entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and included 19 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers (or the Exmar LPG Carriers). In July 2013, Exmar LPG BVBA exercised its options to construct two additional LPG carrier newbuildings. For Teekay LNG’s 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, Teekay LNG invested approximately $133 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar will continue to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and Teekay LNG, Teekay LNG accounts for Exmar LPG BVBA using the equity method.

LNG Newbuildings

In August 2013, Teekay LNG agreed to acquire a 155,900 cubic meter (or cbm) LNG carrier newbuilding from Norway-based Awilco LNG ASA (or Awilco), that was constructed by Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) in South Korea. Upon the vessel’s delivery on September 16, 2013, Awilco sold the vessel to Teekay LNG and Teekay LNG bareboat chartered the vessel back to Awilco on a five-year fixed-rate charter contract (plus a one-year extension option) with a fixed-price purchase obligation at the end of the charter. Teekay LNG financed the acquisition from its existing liquidity and have since secured a long-term debt facility. In September 2013, Teekay LNG agreed to acquire upon delivery a second 155,900 cbm LNG carrier newbuilding from Awilco, currently under construction by DSME, and expected to deliver in late-2013. Upon delivery, Teekay LNG will charter the vessel back to Awilco on a four-year fixed rate bareboat charter contract (plus a one year extension option) with a fixed-price purchase obligation at the end of the charter. Teekay LNG intends to finance the second transaction with a portion of its existing liquidity, including proceeds from its October 2013 equity offering, and Teekay LNG expects to secure long-term debt financing. The purchase price of each vessel is $205 million less a $50 million upfront payment of charter hire by Awilco, which is in addition to the daily bareboat charter rate.

In July 2013 and November 2013, Teekay LNG exercised options with DSME to construct a total of three LNG carrier newbuildings for a total cost of approximately $637 million. These newbuilding vessels will be equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than other engines currently being utilized in LNG shipping. Teekay LNG intends to secure charter contracts for these vessels prior to their delivery in 2017. In connection with the exercise of the two options in July and November 2013, Teekay LNG obtained options to order up to three additional LNG carrier newbuildings. Please read “Item 1 – Financial Statements: Note 18e – Subsequent Events.”

Two Time-Charter Contracts Entered into by Teekay LNG

In June 2013, Teekay LNG was awarded five-year time-charter contracts with Cheniere Marketing L.L.C. (or Cheniere) for the two 173,400 cbm LNG carrier newbuildings that Teekay LNG ordered in December 2012. The newbuilding LNG carriers, also equipped with MEGI twin engines, are currently under construction by DSME and are scheduled to deliver in the first half of 2016. Upon delivery, the vessels will commence their five-year charters with Cheniere, which will export LNG from its Sabine Pass LNG export facility in Louisiana, USA.

Continuous Offering Program by Teekay LNG

In May 2013, Teekay LNG implemented a continuous offering program (or COP) under which Teekay LNG may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, Teekay LNG sold an aggregate of 124,071 common units under the COP, generating proceeds of approximately $4.9 million (including the general partner’s 2% proportionate capital contribution of $0.1 million and net of approximately $0.1 million of commissions and $0.4 million of other offering costs). Teekay LNG used the net proceeds from the issuance of these common units for general partnership purposes.

Private Placement by Teekay LNG

In July 2013, Teekay LNG issued approximately 0.9 million common units in a private placement to an institutional investor for net proceeds, including the general partner’s 2% proportionate capital contribution, of $40.8 million. Teekay LNG used the proceeds from the private placement to fund the first installment payments on two newbuilding LNG carriers ordered in July 2013 and for general corporate purposes.

Equity Offering by Teekay LNG

In October 2013, Teekay LNG completed a public offering of 3.5 million common units (including 0.5 million common units issued upon exercise of the underwriters’ over-allotment option) at a price of $42.62 per unit, for gross proceeds of approximately $150.0 million (including our general partner’s 2% proportionate capital contribution). Teekay LNG used the net proceeds from the offering of approximately $144.7 million to prepay a portion of its outstanding debt under two of its revolving credit facilities and to fund the acquisition of the second LNG carrier newbuilding from Awilco. Please read “Item 1 – Financial Statements: Note 18a – Subsequent Events.”

Recent Developments in our Offshore Business

In November 2011, we agreed to acquire from Sevan Marine ASA (or Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) floating, production, storage and offloading (or FPSO) unit upon the completion of certain upgrades. In September 2012, we entered into an agreement to sell, subject to certain conditions, the Voyageur Spirit FPSO unit to our publicly traded subsidiary, Teekay Offshore Partners L.P. (or Teekay Offshore) for a price of $540.0 million following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). On April 13, 2013, the Voyageur Spirit FPSO unit began production on the Huntington Field and commenced its five-year charter with E.ON. In May 2013, we completed the acquisition of the Voyageur Spirit FPSO unit from Sevan. The excess of the price paid over the carrying value of the non-controlling interest acquired was $35.4 million and has been accounted for as a reduction to equity. Immediately after acquiring the FPSO unit from Sevan, we sold it to Teekay Offshore for $540.0 million. The Voyageur Spirit FPSO unit has been consolidated by us since November 30, 2011, as the Voyageur Spirit FPSO unit was a variable interest entity (or VIE) and we were the primary beneficiary from November 30, 2011 until its purchase in May 2013.

Upon commencing production on April 13, 2013, the Voyageur Spirit FPSO unit had a specified time period to receive final acceptance from the charterer, E.ON, at which point the unit would commence full operations under the contract with E.ON. However, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013. This resulted in $30 million of the charter hire being foregone during the second and third quarters of 2013. As part of the sales and purchase agreement for the Voyageur Spirit FPSO unit, we have agreed to indemnify Teekay Offshore for this amount and any further loss of the charter hire under the charter with E.ON from the date of first oil on April 13, 2013 until final acceptance is achieved, up to a maximum of $54 million.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, the unit has been receiving charter hire from E.ON. Teekay Offshore expects to receive a certificate of final acceptance from the charterer after completing certain operational tests, which have been temporarily delayed by the charterer due to an unrelated issue, which is the responsibility of the charterer. In the meantime, Teekay Offshore will continue to earn the full charter-hire as though the unit was producing at full capacity under the charter contract.

Any amounts paid as indemnification from us to Teekay Offshore are effectively treated for accounting purposes as a reduction in the purchase price paid to us for the FPSO unit. In addition, any compensation received from the charterer relating to the indemnification period will reduce the amount of our indemnification paid to Teekay Offshore. As at September 30, 2013, the $540.0 million original purchase price of the Voyageur Spirit FPSO unit has effectively been reduced to $514.2 million ($284.2 million net of assumed debt of $230.0 million) to reflect $30.0 million indemnification amount for the nine months ended September 30, 2013, partially offset by the excess value of $4.3 million relating to the 1.4 million Teekay Offshore common units issued to us as partial consideration for the FPSO unit on the date of closing of the transaction in May 2013 compared to the fair value of the common units on the date we offered to sell the FPSO unit to Teekay Offshore.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (or DP) unit from Remora AS (or Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million, including modification costs. The acquisition of the HiLoad DP unit, which will operate under a ten-year time-charter contract with Petroleo Brasileiro SA (or Petrobras) in Brazil, was completed in September 2013 for $35.5 million (excluding modification costs) and the unit is expected to commence operations at its full time-charter rate in the second quarter of 2014 once modifications, delivery of the DP unit to Brazil, and operational testing have been completed. Under the terms of an agreement between Remora and Teekay Offshore, Teekay Offshore has a right of first refusal to acquire any future HiLoad projects developed by Remora. In July 2013, Remora was awarded a contract by BG Brasil to perform a front-end engineering and design study to develop the next generation of HiLoad DP units. The design, which is based on the main parameters of the first generation design, is expected to include new features, such as increased engine power and the capability to maneuver vessels larger than Suezmax conventional tankers.

In May 2013, Teekay Offshore finalized a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a floating, storage and offloading (or FSO) unit in Asia. Teekay Offshore intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

In May 2013, Teekay Offshore entered into an agreement with Statoil Petroleum AS (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit converted from the 1995-built shuttle tanker, the Randgrid, which Teekay Offshore currently owns through a 67% owned subsidiary. The FSO conversion project is expected to be completed for a gross capital cost of approximately $260 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization costs, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. Following scheduled completion in early 2017, the newly converted FSO unit will commence operations under a three-year firm period time-charter contract to Statoil, which also includes 12 additional one-year extension options.

In June 2013, Teekay Offshore completed the acquisition from us of our 50% interest in a FPSO unit, the Cidade de Itajai (or Itajai), and assumed 50% of the joint venture’s originally drawn debt of $300.0 million for a purchase price of $53.8 million. Prior to finalizing the purchase, the joint venture repaid $10.5 million of its originally drawn debt and, as a result, Teekay Offshore assumed on the purchase date 50% of the joint venture’s outstanding debt of $289.5 million. The Itajai FPSO has been operating on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil since February 2013 under a nine-year fixed-rate time-charter contract, plus extension options, with Petrobras. The remaining 50% interest in the Itajai FPSO unit is owned by Brazilian-based Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) (or Odebrecht).

Private Placement by Teekay Offshore

In April 2013, Teekay Offshore issued approximately 2.1 million common units in a private placement to an institutional investor for net proceeds of approximately $61.2 million (excluding the general partner’s proportionate capital contribution). Teekay Offshore used the net proceeds from the sale of the common units to partially fund the acquisition of four Suezmax newbuilding shuttle tankers and for general partnership purposes.

Public Offering by Teekay Offshore

In April 2013, Teekay Offshore issued 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units in a public offering, for net proceeds of approximately $144.9 million. Teekay Offshore used a portion of the net proceeds from the public offering to prepay a portion of its outstanding debt under three of its revolving credit facilities and to partially finance the purchase from us of the Voyageur Spirit FPSO unit and our interest in the Itajai FPSO unit, and used the remainder for general partnership purposes.

Continuous Offering Program by Teekay Offshore

In May 2013, Teekay Offshore implemented a COP, under which Teekay Offshore may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. Through September 30, 2013, Teekay Offshore sold an aggregate of 85,508 common units under the COP, generating net proceeds of approximately $2.4 million (including the general partner’s 2% proportionate capital contribution and net of approximately $0.4 million of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

Teekay Tankers Newbuilding Agreements

In April 2013, our publicly-listed subsidiary Teekay Tankers Ltd. (or Teekay Tankers) ordered four fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tankers from STX Offshore & Shipbuilding Co., Ltd. (or STX) plus options to order additional vessels. The payments of Teekay Tankers’ first shipyard installments to STX are contingent upon Teekay Tankers receiving refund guarantees for the shipyard installment payments. In late May 2013, STX commenced a voluntary financial restructuring with its lenders, during which STX’s refund guarantee applications were temporarily suspended. As at September 30, 2013, Teekay Tankers had not received any refund guarantees from STX. To date, Teekay Tankers has not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, Teekay Tankers has the right to cancel the newbuilding orders at its discretion. In October 2013, Teekay Tankers exercised its options to order four additional LR2 newbuildings under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option agreements and therefore, is in breach of the option agreements. Teekay Tankers is evaluating its alternatives, including taking legal action for damages. Please read “Item 1 – Financial Statements: Note 18b – Subsequent Events.”

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, we will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to total approximately $140 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost. Factors that may result in the recognition of a future impairment charge would include increases to our current estimates of capitalized costs, amounts recovered from the charterer, repair costs not covered by the insurance provider, and changes to our assumptions of contract renewal rates, amongst other factors.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012.

In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 2 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and FSO segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. As at September 30, 2013, our shuttle tanker fleet consisted of 33 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 33 shuttle tankers, six were owned through 50% owned subsidiaries of Teekay Offshore, three through a 67% owned subsidiary of Teekay Offshore and four were chartered-in by Teekay Offshore. The remaining vessels are owned 100% by Teekay Offshore, including the Samba Spirit, which began its charter in June 2013, Lambada Spirit which began its charter in August 2013 and the Bossa Nova Spirit which delivered in September 2013 and commenced its charter contract in November 2013. Teekay Offshore has committed one shuttle tanker, the Randgrid, to conversion into an FSO unit upon the expiry of its existing shuttle tanker contract in 2015. Our FSO fleet consists of five vessels (including the Navion Clipper, which is being converted to an FSO unit) owned by Teekay Offshore that operate under fixed-rate time charters or fixed-rate bareboat charters. Teekay Offshore has 100% ownership interests in the operating FSO units. We use these vessels to provide transportation and storage services to energy companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time. As at September 30, 2013, Teekay Offshore also had one newbuilding shuttle tanker on order, which delivered in November 2013 and the HiLoad DP unit is scheduled to complete operational testing in the second quarter of 2014.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

	Three Months Ended			Nine Months Ended
	September 30			September 30
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change	2013	2012	% Change
Revenues	147,265	146,296	0.7	425,980	456,225	(6.6)
Voyage expenses	27,129	20,653	31.4	71,213	79,920	(10.9)

Net revenues	120,136	125,643	(4.4)	354,767	376,305	(5.7)
Vessel operating expenses	44,507	46,504	(4.3)	132,886	141,262	(5.9)
Time-charter hire expense	14,208	14,909	(4.7)	43,095	41,495	3.9
Depreciation and amortization	29,076	31,335	(7.2)	85,865	95,164	(9.8)
General and administrative (1)	9,312	8,708	6.9	29,140	29,228	(0.3)
Asset impairments	57,502	8,852	549.6	57,502	9,900	480.8
Loss on sale of vessels	—	335	(100.0)	—	335	(100.0)
Restructuring charges	451	—	100.0	2,081	—	100.0

(Loss) income from vessel operations	(34,920)	15,000	(332.8)	4,198	58,921	(92.9)

Calendar-Ship-Days
Owned Vessels	3,051	3,069	(0.6)	8,751	9,257	(5.5)
Chartered-in Vessels	368	387	(4.9)	1,110	1,067	4.0

Total	3,419	3,456	(1.1)	9,861	10,324	(4.5)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources.

The average size of our shuttle tanker and FSO segment fleet decreased for the three and nine months ended September 30, 2013 compared to the same periods last year. The decreases were primarily due to the sale of the Navion Fennia in July 2012, the sale of the Navion Savonita in December 2012 and the sale of the Basker Spirit in January 2013, partially offset by the delivery of three newbuilding shuttle tankers, the Samba Spirit, Lambada Spirit and the Bossa Nova Spirit, during the nine months ended September 30, 2013. Included in calendar-ship-days is one owned shuttle tanker that has been in lay-up since May 2012, following its redelivery to us upon the maturity of its time-charter-out contract in April 2012.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $3.7 million and $16.2 million for the three and nine months ended September 30, 2013, respectively, due to the lay-up of two vessels following their redelivery to us in April 2012 and November 2012, respectively, upon maturity of their time-charter-out contracts; one of these vessels, the Navion Clipper, is being converted to an FSO unit;

•	decreases of $3.4 million and $11.0 million for the three and nine months ended September 30, 2013, respectively, due to the sale of the Navion Savonita in December 2012;

•	decreases of $4.5 million and $6.7 million, for the three and nine months ended September 30, 2013, respectively, due to fewer opportunities to trade excess shuttle tanker capacity in short-term offshore projects;

•	a decrease of $1.6 million for the nine months ended September 30, 2013, due to fewer opportunities to trade excess shuttle tanker capacity in the conventional spot market;

•	a decrease of $1.4 million for the three months ended September 30, 2013, primarily due to fewer revenue days from the redelivery of four vessels to us in February 2012, March 2012, April 2012 and July 2013, as they completed their time-charter-out agreements, partially offset by an increase in revenues in our contract of affreightment fleet and an increase in revenues in our time-chartered-out fleet from entering into new contracts and an increase in rates as provided in certain contracts; and

•	a decrease of $0.8 million for the three months ended September 30, 2013, primarily due to the timing of vessel operating expense reimbursements on the Dampier Spirit and the appreciation of the U.S Dollar against the Australian Dollar compared to the same period last year;

partially offset by

•	increases of $6.5 million and $5.0 million, for the three and nine months ended September 30, 2013, respectively, due to the commencement of the ten-year time-charter contracts in June 2013 and August 2013 for the Samba Spirit and the Lambada Spirit, respectively;

•	an increase of $5.3 million for the nine months ended September 30, 2013, due to fewer repair off-hire days in our time-chartered-out fleet compared to the same period last year;

•	increases of $3.0 million and $3.5 million for the three and nine months ended September 30, 2013, respectively, due to the drydocking and to a recovery of expenses in 2013 upon the completion of the drydocking of the Navion Saga during the third quarter of 2012; and

•	an increase of $1.4 million for the nine months ended September 30, 2013, due to an increase in revenues in our contract of affreightment fleet and in revenues in our time-chartered-out fleet from entering into new contracts and increased rates as provided in certain contracts, partially offset by fewer revenue days from the redelivery of four vessels to us in February 2012, March 2012, April 2012 and July 2013 as they completed their time-charter-out agreements.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $2.2 million and $9.6 million for the three and nine months ended September 30, 2013, respectively, relating to the lay-up of two of our shuttle tankers since May 2012 and February 2013 (one of these vessels, the Navion Clipper, is currently being converted to an FSO unit) and the reduction in costs associated with the sale of two of our older shuttle tankers in July 2012 and December 2012;

•	decreases of $1.5 million and $4.1 million for the three and nine months ended September 30, 2013, respectively, due to decreases in ship management fees from the reduction in our contract of affreightment and time-charter fleets;

•	decreases of $0.7 million and $1.6 million, for the three and nine months ended September 30, 2013, respectively, due to decreases in costs related to services, spares and repairs;

•	decreases of $1.0 million and $0.3 million for the three and nine months ended September 30, 2013, respectively, relating to lower crew costs and the timing of services and spares for the Dampier Spirit primarily due to the appreciation of the U.S. Dollar against the Australian Dollar compared to the same period last year; and

•	decreases of $0.7 million and $1.1 million for the three and nine months ended September 30, 2013, respectively, due to the timing of purchases for services and spares for the Navion Saga relating to its drydocking during the third quarter of 2012;

partially offset by

•	increases of $2.0 million and $2.9 million for the three and nine months ended September 30, 2013, respectively, due to the delivery of three newbuilding shuttle tankers during the second and third quarters of 2013;

•	increases of $1.1 million and $2.1 million for the three and nine months ended September 30, 2013, respectively, in crew and manning costs primarily due to salary increases and the timing of bonus payments;

•	increases of $0.5 million and $0.7 million for the three and nine months ended September 30, 2013, respectively, due to increases in crew training expenses;

•	increases of $0.5 million and $0.7 million for the three and nine months ended September 30, 2013, respectively, due to costs related to the lay-up of the Navion Clipper related to the commencement of its conversion to an FSO unit in April 2013;

•	an increase of $0.6 million for the nine months ended September 30, 2013, due to costs to transition the management of the Navion Saga in-house; and

•	increases of $0.3 million and $1.7 million for the three and nine months ended September 30, 2013, respectively, due to expenditures on projects completed to support our FSO project tenders.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended September 30, 2013 and increased for the nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	an increase of $3.1 million for the nine months ended September 30, 2013 due to fewer off-hire days in the in-chartered fleet;

partially offset by

•	decreases of $0.6 million and $1.4 million for the nine months ended September 30, 2013, respectively, due to decreased spot in-chartering.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2013 compared to the same periods last year, primarily due to the write-down of two older shuttle tankers and one FSO unit in 2012 to their estimated fair value, the sale of the two older shuttle tankers in 2012 and one older shuttle tanker in 2013, lower vessel contract amortization and the completion of dry-dock amortization for various shuttle tankers and an FSO unit, partially offset by additional amortization relating to the deliveries of the three newbuilding shuttle tankers, vessels upgrades and dry dockings.

Asset Impairments. Asset impairments amounted to $57.5 million for the three and nine months ended September 30, 2013 of which $37.2 million relates to two shuttle tankers which Teekay Offshore owns through a 50%-owned subsidiary. During the three months ended September 30, 2013, the carrying value of four of our 1990s-built shuttle tankers were written down to their estimated fair value, using an appraised value. The write-downs were the result of the re-contracting of two of the vessels at lower rates than expected during the third quarter of 2013, the cancellation of a short-term contract which occurred in September 2013 and a change in expectations for a contract renewal for one of our shuttle tankers currently operating in Brazil.

Assets impairments were $8.9 million and $9.9 million, respectively, for the three and nine months ended September 30, 2012. During the three months ended September 30, 2012, we wrote down the carrying value of a 1993-built shuttle tanker to its estimated fair value, using an appraised value, due to a change in its operating plan. During the three months ended June 30, 2012, we decided to pursue the sale of a 1992-built shuttle tanker and thus, wrote down the carrying value of the vessel to its estimated fair value, using an appraised value. We subsequently sold the vessel in early August 2012.

Restructuring Charges. Restructuring charges were $0.5 million and $2.1 million for the three and nine months ended September 30, 2013, respectively, resulting from a reorganization of marine operations to create better alignment with our shuttle tanker business unit and a lower cost organization going forward. Please read “Item 1 – Financial Statements: Note 11 Restructuring Charges.”

FPSO Segment

Our FPSO segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at September 30, 2013, in addition to the four 100% owned FPSO units and the four FPSO units owned by Teekay Offshore, the FPSO segment had one FPSO unit under construction, scheduled to deliver in mid-2014, and a 50% interest held by Teekay Offshore in one FPSO unit. The charter contract for the Petrojarl I FPSO unit ended in April 2013 and the unit has since been off-hire. From the fourth quarter of 2012 through the third quarter of 2013, the Foinaven FPSO unit experienced lower than planned production levels due to equipment-related operational issues. In mid-July 2013, we and the charterer agreed to stop production to repair the FPSO unit’s gas compression trains and repair the subsea system. The first compressor train was repaired in August 2013 allowing the unit to recommence operations. The second compressor train is expected to be repaired by December 2013, at which point the Foinaven FPSO unit is expected to reach full production capacity. In September 2013, the Hummingbird Spirit FPSO unit’s charter contract was extended by a firm period of one year until December 31, 2014 with charterer’s options to extend the contract up to March 2017. We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate time-charter FPSO contracts or FPSO service contracts, some of which also include certain incentive compensation based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our offshore oil platforms, which generally reduce oil production. The Banff FPSO unit remains under repair following storm damage in December 2011, as discussed above.

The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2013 and 2012 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai FPSO, which is accounted for under the equity method.

	Three Months Ended			Nine Months Ended
	September 30			September 30
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change	2013	2012	% Change
Revenues	140,468	136,008	3.3	403,957	400,874	0.8
Voyage expenses	—	—	—	—	232	100.0
Vessel operating expenses	108,614	89,293	21.6	270,052	248,864	8.5
Depreciation and amortization	39,405	33,803	16.6	112,722	101,366	11.2
General and administrative (1)	12,746	11,359	12.2	36,867	33,150	11.2
Gain on sale of equipment	—	—	—	(1,338)	—	(100.0)

(Loss) income from vessel operations	(20,297)	1,553	(1,407.0)	(14,346)	17,262	(183.1)

Calendar-Ship-Days
Owned Vessels	1,012	920	10.0	2,881	2,740	5.1

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources.

The number of our FPSO units for the three and nine months ended September 30, 2013 increased compared to the same periods last year due to the acquisition of the Voyageur Spirit, although the unit has been accounted for as a VIE since November 2011 until its acquisition on May 2, 2013. Please read “Item 1 – Financial Statements: Note 3 (a) – Acquisitions – FPSO Unit from Sevan Marine ASA.”

Revenues. Revenues increased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	increases of $17.2 million and $19.8 million for the three and nine months ended September 30, 2013, respectively, related to front-end engineering and design studies completed in the first and third quarters of 2013;

•	increases of $9.1 million and $6.1 million for the three and nine months ended September 30, 2013, respectively, related to the acquisition of the Voyageur Spirit FPSO unit, partially offset by the capitalization of pre-operating costs during its mobilization phase, which occurred mainly during the first quarter of 2013;

•	increases of $0.9 million and $4.9 million for the three and nine months ended September 30, 2013, respectively, from the Petrojarl Foinaven due to the finalization with our customer of contingent revenue for the prior year, which is based on various annual operational performance measures, oil production levels and the average oil price for the year, partially offset by lower supplemental efficiency and tariff payments accrued; and

•	increases of $0.8 million and $1.7 million, for the three and nine months ended September 30, 2013, respectively, due to increased production and an increase in rates on the Piranema Spirit in accordance with the annual escalation of the charter component;

partially offset by

•	decreases of $16.9 million and $22.2 million, for the three and nine months ended September 30, 2013, respectively, compared to the same periods last year, due to the expiration of the charter contract for the Petrojarl I in the second quarter of 2013, partially offset by a higher rate earned and a recovery of fuel costs for that unit during the first quarter of 2013;

•	a decrease of $2.8 million for the three and nine months ended September 30, 2013, due to lower amortization of in-process revenue contracts for the Hummingbird Spirit, partially offset by higher incentive revenues earned;

•	a decrease of $1.5 million for the three months ended September 30, 2013, due to decreased incentive revenues earned resulting from lower production on the Petrojarl Varg; and

•	decreases of $1.0 million and $2.1 million for the three and nine months ended September 30, 2013, respectively, due to the Rio das Ostras earning only a standby rate, and no production revenue, while it was being relocated to a new oil field and a lower credit earned for unused maintenance days under the service contract of the Rio das Ostras compared to the same periods last year, partially offset by the recovery of certain upgrade costs in the nine months ended September 30, 2013.

Vessel Operating Expenses. Vessel operating expenses increased during the three and nine months ended September 30, 2013, respectively, compared to the same periods last year, primarily due to:

•	increases of $20.1 million and $22.7 million for the three and nine months ended September 30, 2013, respectively, due to the cost of front end engineering and design studies completed in the first quarter and third quarter of 2013;

•	increases of $5.5 million and $9.4 million for the three and nine months ended September 30, 2013, respectively, due to repairs and maintenance costs on the Banff FPSO unit as it is being prepared to resume operations in 2014 as a result of the December 2011 weather-related incident;

•	increases of $1.7 million and $3.1 million for the three and nine months ended September 30, 2013, respectively, for higher maintenance costs for the Rio das Ostras and the cost of relocating the unit to a new field;

•	increases of $0.3 million and $4.8 million for the three and nine months ended September 30, 2013, respectively, relating to the Petrojarl Varg mainly from higher salaries, crew levels and higher maintenance costs compared to the same periods in the prior year;

•	increases of $1.5 million and $2.9 million for the three and nine months ended September 30, 2013, respectively, due to increases in ship management costs as the number of operating vessels increased compared to the same periods in the prior year, due to the acquisition of the Voyageur Spirit;

•	increases of $1.6 million and $2.3 million for the nine months ended September 30, 2013, respectively, due to higher crew and maintenance costs from equipment-related operational issues on the Petrojarl Foinaven compared to the same periods last year;

•	increases of $0.7 million and $1.2 million for the nine months ended September 30, 2013, respectively, incurred for pre-operating costs on our FPSO under construction compared to the same periods last year; and

•	increases of $0.2 million and $1.8 million for the three and nine months ended September 30, 2013, respectively, from higher salaries and crew levels on the Piranema Spirit compared to the same periods in the prior year;

partially offset by

•	decreases of $9.3 million and $15.9 million for the three and nine months ended September 30, 2013, respectively, due to reduced operations for the Petrojarl I resulting from its charter contract expiration in the second quarter of 2013;

•	decreases of $1.1 million and $8.2 million for the three and nine months ended September 30, 2013, respectively, as the Voyageur Spirit’s pre-operating costs were capitalized during its mobilization phase, which occurred mainly during the first quarter of 2013 until first oil was achieved in mid-April, partially offset by higher operating costs incurred since first oil was achieved; and

•	decreases of $1.1 million and $3.4 million for the three and nine months ended September 30, 2013, respectively, from lower costs on the Hummingbird Spirit as there was less repairs and maintenance required compared to the same periods in the period year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2013 from the same periods last year, primarily due to capital upgrades and the acquisition of the Voyageur Spirit FPSO unit during the second quarter of 2013.

Gain on sale of equipment. Gain on sale of equipment for the nine months ended September 30, 2013, was related to the sale of sub-sea equipment of the Petrojarl I. Please read “Item 1 – Financial Statements: Note 6a – Vessel Sales.”

Liquefied Gas Segment

As at September 30, 2013, our liquefied gas segment (which includes our Teekay Gas Services business unit) consisted of 33 LNG carriers and 31 LPG/Multigas carriers (in which Teekay LNG’s interests ranged from 33% to 100%). However, the table below includes only those carriers we consolidate, comprising 12 LNG carriers and five LPG carriers. The table excludes five newbuilding LNG carriers and the following vessels accounted for under the equity method: (i) six LNG carriers relating to Teekay LNG’s joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) the four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to Teekay LNG’s joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) two LNG carriers relating to Teekay LNG’s joint ventures with Exmar (or the Exmar LNG Carriers) and (v) the 26 Exmar LPG Carriers.

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our liquefied gas segment:

	Three Months Ended			Nine Months Ended
	September 30			September 30
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change	2013	2012	% Change
Revenues	76,001	73,224	3.8	217,985	216,902	0.5
Voyage expenses	66	100	(34.0)	557	249	123.7

Net revenues	75,935	73,124	3.8	217,428	216,653	0.4
Vessel operating expenses	15,090	13,995	7.8	45,350	39,615	14.5
Depreciation and amortization	17,949	17,158	4.6	53,568	51,841	3.3
General and administrative (1)	3,079	3,710	(17.0)	14,589	13,328	9.5
Loan loss provisions	3,804	—	100.0	3,804	—	100.0

Income from vessel operations	36,013	38,261	(5.9)	100,117	111,869	(10.5)

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,487	1,472	1.0	4,383	4,384	(0.0)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2013, respectively, compared to the same periods last year, primarily due to:

•	increases of $1.7 million and $2.3 million for the three and nine months ended September 30, 2013, respectively, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar in 2013 compared to the same periods in the prior year;

•	an increase of $2.0 million for the three and nine months ended September 30, 2013 due to operating expense and dry-docking recovery adjustments under charter provisions for the Tangguh Hiri and Tangguh Sago relating to this year;

•	an increase of $1.4 million for the nine months ended September 30, 2013 due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking;

•	an increase of $0.9 million for the nine months ended September 30, 2013, due to a reduction in revenue to compensate the charterer of the Galicia Spirit for delaying the scheduled dry docking in the second quarter of 2012; and

•	decreases and increases of $0.4 million and $0.5 million for the three and nine months ended September 30, 2013, respectively, due to changes in revenues from ship management activities;

partially offset by

•	decreases $0.8 million and $4.0 million for the three and nine months ended September 30, 2013, respectively, due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking and revenue adjustments relating to cooling of the cargo tanks subsequent to the dry docking;

•	a decrease of $2.0 million for the nine months ended September 30, 2013, due to the Catalunya Spirit being off-hire for 21 days in the second quarter of 2013 for a scheduled dry docking; and

•	a decrease of $0.8 million for the nine months ended September 30, 2013, due to one less calendar day during 2013 compared to 2012.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2013, respectively, from the same periods last year, primarily as a result of:

•	an increase of $2.4 million for the nine months ended September 30, 2013 due to main engine overhauls and spares and consumables purchased for the Tangguh Hiri and Tangguh Sago for the dry docking of these vessels in 2013;

•	increases of $1.2 million and $2.2 million for the three and nine months ended September 30, 2013, respectively, as a result of higher manning costs due to wage increases for certain of our LNG carriers;

•	an increase of $0.7 million for the nine months ended September 30, 2013 due to increases in ship management costs; and

•	an increase of $0.6 million for the nine months ended September 30, 2013, due to maintenance and repair costs for certain of our LNG carriers in 2013.

Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily as a result of the amortization of dry-dock expenditures incurred in 2012 and during 2013.

Loan Loss Provision. In early-2012, Teekay BLT Corporation (or Teekay Tangguh Joint Venture) advanced amounts to P.T. Berlian Laju Tanker, the parent company of the non-controlling shareholder of Teekay Tangguh Joint Venture, as an advance of dividends. In July 2012, P.T. Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. In September 2013, Teekay Tangguh Joint Venture recorded a $3.8 million loan loss provision relating to the advances to P.T. Berlian Laju Tanker, as the Teekay Tangguh Joint Venture reduced its assessment of the likelihood that expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture could be applied to repay the advance.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Gas Services, Teekay Shuttle Offshore and Teekay Tankers Services business units), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. In addition, Teekay Tankers has a 50% interest in a Very Large Crude Carrier (or VLCC) that was delivered in the second quarter of 2013, and is accounted for under the equity method. Upon delivery, this vessel commenced operations under a time-charter for a term of five years.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our fixed-rate tanker sub-segment:

	Three Months Ended			Nine Months Ended
	September 30			September 30
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change	2013	2012	% Change
Revenues	60,047	78,767	(23.8)	198,741	247,225	(19.6)
Voyage expenses	156	1,614	(90.3)	2,650	4,849	(45.3)

Net revenues	59,891	77,153	(22.4)	196,091	242,376	(19.1)
Vessel operating expenses	30,830	33,908	(9.1)	92,333	96,763	(4.6)
Time-charter hire expense	1,104	4,069	(72.9)	4,242	18,030	(76.5)
Depreciation and amortization	13,565	17,303	(21.6)	42,114	55,297	(23.8)
General and administrative (1)	3,990	6,694	(40.4)	15,532	19,339	(19.7)
Gain on sale of vessel	(732)	—	100.0	(732)	—	100.0
Loan loss provisions	11,540	—	100.0	21,747	—	100.0
Restructuring charges	39	2,676	(98.5)	980	2,676	(63.4)

(Loss) income from vessel operations	(445)	12,503	(103.6)	19,875	50,271	(60.5)

Calendar-Ship-Days
Owned Vessels	2,489	2,753	(9.6)	7,635	8,626	(11.5)
Chartered-in Vessels	92	276	(66.7)	273	975	(72.0)

Total	2,581	3,029	(14.8)	7,908	9,601	(17.6)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources.

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and nine months ended September 30, 2013 compared with the same periods last year due to:

•	the transfer of four Suezmax tankers, three Aframax tankers and two medium-range (or MR) product tanker to the spot tanker sub-segment;

•	the redelivery to its owner of one in-chartered Suezmax tanker;

•	the sale of one Aframax tanker; and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of two Aframax tankers from the spot tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Fixed-Rate Fleet Reductions.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2013 compared to the same periods last year, primarily due to:

•	decreases of $10.7 million and $36.2 million for the three and nine months ended September 30, 2013, respectively, mainly due to the Net Fixed-Rate Fleet Reductions;

•	decreases of $4.5 million and $7.7 million for the three and nine months ended September 30, 2013, respectively, due to decreases in interest income earned on our investments in term loans;

•	decreases of $1.5 million and $4.8 million for the three and nine months ended September 30, 2013, respectively, due to lower average charter rates earned from charter renewals and new charters;

•	a decrease of $0.9 million for the three and nine months ended September 30, 2013 due to expected lower revenues relating to the time-charter contract between us and CEPSA for five vessels;

•	a decrease of $0.7 million for the three months September 30, 2013 relating to management services revenue; and

•	decreases of $0.5 million and $1.8 million for the three and nine months ended September 30, 2013, respectively, due to more off-hire days in 2013;

partially offset by

•	an increase of $2.2 million for the nine months ended September 30, 2013 relating to management services revenue;

•	increases of $0.8 million and $2.0 million for the three and nine months ended September 30, 2013, respectively, due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers subject to capital leases (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income); and

•	increases of $0.2 million and $0.5 million for the three and nine months ended September 30, 2013, respectively, due to accelerated amortization of in-process revenue contracts, commencing in the fourth quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2013 from the same periods last year, primarily due to:

•	decreases of $2.7 million and $9.0 million for the three and nine months ended September 30, 2013, respectively, mainly due to the Net Fixed-Rate Fleet Reductions; and

•	a decrease of $1.4 million for the three months ended September 30, 2013 due to the timing of service and maintenance activities performed and a decrease in manning costs for certain of our conventional tankers;

partially offset by

•	an increase of $2.2 million for the nine months ended September 30, 2013 due to the timing of service and maintenance activities performed and an increase in manning costs for certain of our conventional tankers; and

•	decreases of $1.1 million and $2.5 million for the three and nine months ended September 30, 2013, respectively, due to costs incurred relating to two vessels managed by a joint venture.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to the redelivery to its owner of one in-chartered Suezmax tanker, the change in segment employment for two in-chartered Aframax tankers and the decrease in in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $2.6 million and $9.3 million for the three and nine months ended September 30, 2013, respectively, mainly due to the Net Fleet Reductions; and

•	decreases of $2.3 million and $6.7 million for the three and nine months ended September 30, 2013, respectively, due to the effect of vessel write-downs incurred in the fourth quarter of 2012;

partially offset by

•	increases of $0.9 million and $3.0 million for the three and nine months ended September 30, 2013, respectively, due to accelerated amortization of intangible assets relating to the charter contracts of three Suezmax tankers, as we expect the life of these intangible assets will be shorter than originally assumed in prior periods.

Loan Loss Provisions. Loan loss provisions for the three months and nine months ended September 30, 2013 relate to allowances provided in respect of our investments in term loans. In July 2010 and February 2011, we invested a total of $183.0 million in three loans, two maturing in July 2013 and one maturing in February 2014, secured by first priority mortgages registered on two 2010-built and one 2011-built VLCC vessels, respectively. The borrowers have been in default on their interest payment obligations since the first quarter of 2013, and subsequently in default of the repayment of the loan principal on two loans scheduled to mature in July 2013. Currently, two of the vessels are trading in the spot tanker market under our management, while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. The vessel’s insurers are in the process of seeking to negotiate the release of the vessel. Upon release, the vessel is expected to commence trading in the spot tanker market under our management. During the three and nine months ended September 30, 2013, we recorded $11.5 million and $21.7 million of loss provisions, respectively, on the investment in term loans to reflect the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the potential sale of the three VLCC vessels. The actual amount recoverable from our investment in the loans may vary from the current estimates depending on various factors such as our ability to obtain access to the vessels, the cost and timing of releasing one of the VLCC vessels from detention in Egypt; the actual charter rates the vessels earn in the spot or time-charter markets, costs incurred to operate the vessels prior to their sale, the timing and values realized from the sale of the VLCCs, and costs we may need to incur to realize on our collateral in the VLCCs. The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of the expected future cash flows. Please read “Item 1 – Financial Statements: Note 6b – Loan Loss Provisions and Asset Impairments.”

Gain on Sale of Vessel. Gain on sale of vessel for the three and nine months ended September 30, 2013, relates primarily to a gain on sale of a 1995-built conventional tanker.

Restructuring Charges. Restructuring charges for the three and nine months ended September 30, 2013, primarily relate to costs incurred in association with the reorganization of our marine operations. Please read “Item 1 – Financial Statements: Note 11 – Restructuring Charges.”

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Shuttle Offshore and Teekay Tankers Services business units), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following tables also provide a summary of the changes in calendar-ship-days for our spot tanker sub-segment:

	Three Months Ended			Nine Months Ended
	September 30			September 30
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2013	2012	% Change	2013	2012	% Change
Revenues	31,014	35,347	(12.3)	89,876	136,303	(34.1)
Voyage expenses	671	7,307	(90.8)	6,071	22,237	(72.7)

Net revenues	30,343	28,040	8.2	83,805	114,066	(26.5)
Vessel operating expenses	18,538	19,964	(7.1)	60,400	56,687	6.6
Time-charter hire expense	10,174	8,408	21.0	32,145	43,331	(25.8)
Depreciation and amortization	9,119	13,157	(30.7)	27,108	38,770	(30.1)
General and administrative (1)	2,805	4,181	(32.9)	10,470	14,199	(26.3)
Loss on sale of vessels	6	6	—	35	2,030	(98.3)
Restructuring charges	(29)	1,243	(102.3)	1,243	2,768	(55.1)

Loss from vessel operations	(10,270)	(18,919)	(45.7)	(47,596)	(43,719)	8.9

Calendar-Ship-Days
Owned Vessels	1,832	2,031	(9.8)	5,373	5,788	(7)
Chartered-in Vessels	568	461	23.2	1,855	2,521	(26)

Total	2,400	2,492	(3.7)	7,228	8,309	(13)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources.

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	the in-charter redeliveries by us to their owners of three Suezmax tankers, seven Aframax tankers and two long-range 2 (or LR2) product tankers (or the In-charter Redeliveries);

•	the sale of six Aframax tankers;

•	the transfer of two Aframax tanker to the fixed tanker sub-segment; and

•	an overall decrease in the number of calendar days for the current period due to 2012 being a leap year;

partially offset by

•	the transfer of four Suezmax tankers, three Aframax tankers and two MR product tanker from the fixed-rate tanker sub-segment; and

•	the new in-charter of one Aframax tanker.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Crude tanker spot rates in the third quarter of 2013 improved slightly from the second quarter of 2013, but remain at comparatively low levels on a historical basis. Suezmax rates decreased as supply disruptions in Libya and Iraq reduced available cargos, and continued increases in U.S. crude production reduced crude movements from West Africa to the U.S. In the Aframax sector, rates increased in the first half of the third quarter as a result of stronger summer oil demand and increased demand for lightering in the U.S. Gulf. Aframax rates decreased later in the third quarter as European refineries began scheduled fall maintenance, and higher oil prices weakened European refining margins and prompted less refinery throughput. LR2 product tanker rates were supported in the latter part of the third quarter of 2013 by an increase in East-to-West gasoil movements due to attractive arbitrage opportunities.

The world tanker fleet increased by 10.5 million deadweight tonnes (mdwt), or approximately 2.1%, through the first nine months of 2013, compared to growth of 14.6 million mdwt, or approximately 3.1%, for the same period of 2012. There are currently 50.7 mdwt of tankers on order, or approximately 10% of the existing fleet. The tanker orderbook has been reducing since peaking at 190 mdwt, or approximately 49% of the fleet, in September 2008. As a result of the smaller orderbook, the global tanker fleet is expected to grow by only 2.8% in 2013 and 1.9% in 2014, net of removals, which is the smallest fleet growth rate since 2002.

The pace of new tanker ordering has increased in 2013, with a total of 16.7 mdwt ordered through the first nine months of 2013, compared to 8.5 mdwt ordered in the same period of 2012. However, the pace of ordering remains low compared to the historical annual average 35.9 mdwt from 2000 to 2012. A majority of the orders this year have been for MR and LR2 product tankers.

The International Monetary Fund lowered its GDP growth forecast in 2013 and 2014 to 2.9% and 3.6%, respectively, which is a decrease of 0.2% from its previous forecast. Oil demand growth in 2013 is forecasted to increase moderately by 0.9 million barrels per day (mb/d) based on the average of the forecasts of the International Energy Agency, the Energy Information Administration, and OPEC. The outlook is slightly more positive for 2014, with oil demand growth forecasted to grow by 1.1 mb/d. However, the call on OPEC oil is expected to decline by 0.6 mb/d in 2014, as non-OPEC oil supply growth, led by the U.S., is forecasted to outpace demand growth, which could dampen demand for large crude oil tankers.

	Three Months Ended
	September 30, 2013			September 30, 2012
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	14,837	1,084	13,682	12,801	892	14,355
Aframax Tankers	10,143	773	13,126	12,663	1,046	12,108
Large/Medium Product Tankers/VLCC	6,185	459	13,475	3,451	276	12,503
Other(2)	(823)	—	—	(875)	—	—

Totals	30,343	2,316	13,100	28,040	2,214	12,667

	Nine Months Ended
	September 30, 2013			September 30, 2012
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$
Spot Fleet(1)
Suezmax Tankers	41,969	3,199	13,118	61,839	2,883	21,452
Aframax Tankers	29,129	2,565	11,357	42,246	3,784	11,165
Large/Medium Product Tankers/VLCC	15,697	1,193	13,160	12,523	1,051	11,915
Other(2)	(2,990)	—	—	(2,542)	—	—

Totals	83,805	6,957	12,047	114,066	7,718	14,780

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment of less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful accounts and the cost of fuel while offhire.

Average spot tanker TCE rates increased and decreased for the three and nine months ended September 30, 2013, respectively, compared to the same periods last year. The TCE rates for the three and nine months ended September 30, 2013 generally reflect continued weak global oil demand caused by the recent economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.

Net Revenues. Net revenues increased for the three months ended September 30, 2013, compared to the same period last year primarily due to:

•	an increase of $1.5 million for the three months ended September 30, 2013 due to more revenue days in 2013; and

•	an increase of $0.7 million for the three months ended September 30, 2013 due to the increase in our average spot tanker TCE rates.

Net revenues decreased for the nine months ended September 30, 2013, compared to the same period last year primarily due to:

•	a decrease of $22.0 million for the nine months ended September 30, 2013 due to the decrease in our average spot tanker TCE rates, predominantly from our Suezmax tankers; and

•	a decrease of $7.8 million for the nine months ended September 30, 2013 mainly due to the Net Spot Fleet Reductions.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended September 30, 2013, compared to the same period last year, primarily due to the Net Spot Fleet Reductions. Vessel operating expenses increased for the nine months ended September 30, 2013, compared to the same period last year, primarily due to the timing of repairs and maintenance.

Time-Charter Hire Expense. Time-charter hire expense increased for the three months ended September 30, 2013, compared to the same period last year, primarily due to:

•	an increase of $3.5 million for the three months September 30, 2013 due to various vessels trading in the spot market subsequent to their expiry of time-charter out contracts and the new in-charter of one Aframax tanker in 2013; and

•	an increase of $0.6 million for the three months September 30, 2013 due to an increase in in-charter contract hire rates;

partially offset by

•	a decrease of $2.4 million for the three months September 30, 2013 due to the redeliveries by us of various in-chartered vessels to their owners.

Time-charter hire expense decreased for the nine months ended September 30, 2013, compared to the same period last year, primarily due to:

•	a decrease of $26.5 million for the nine months ended September 30, 2013 due to the redeliveries by us of various vessels to their owners;

partially offset by

•	an increase of $13.1 million for the nine months ended September 30, 2013 due to various vessels trading in the spot market subsequent to their expiry of time-charter out contracts and the new in-charter of one Aframax tanker in 2013; and

•	an increase of $2.1 million for the nine months ended September 30, 2013 due to an increase in in-charter contract hire rates.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2013, compared to the same periods last year, primarily due to:

•	decreases of $3.5 million and $9.2 million for the three and nine months ended September 30, 2013, respectively, due to the effect of vessel write-downs incurred in the fourth quarter of 2012;

•	a decrease of $0.9 million for the nine months ended September 30, 2013 due to an intangible asset that was fully amortized in the first quarter of 2012; and

•	decreases of $0.6 million and $2.0 million for the three and nine months ended September 30, 2013, respectively, mainly due to the Net Spot Fleet Reductions.

Loss on Sale of Vessels. Loss on sale of vessels and equipment for the three and nine months ended September 30, 2013, relates primarily to a loss on sale of a 1997-built conventional tanker.

Restructuring Charges. Restructuring charges for the three and nine months ended September 30, 2013, primarily relate to costs incurred in association with the reorganization of our marine operations. Please read Item 1 – Financial Statements: Note 11 – Restructuring Charges.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2013 and 2012:

(in thousands of U.S. dollars, except percentages)	Three Months Ended			Nine Months Ended
	September 30			September 30
	2013	2012	% Change	2013	2012	% Change
General and administrative	(31,932)	(34,652)	(7.8)	(106,598)	(109,244)	(2.4)
Interest expense	(45,817)	(41,652)	10.0	(133,014)	(126,659)	5.0
Interest income	1,543	674	128.9	4,579	4,365	4.9
Realized and unrealized (loss) gain on non-designated derivative instruments	(26,707)	(35,149)	(24.0)	15,539	(124,932)	(112.4)
Equity income	26,753	30,179	(11.4)	101,440	53,114	91.0
Foreign exchange loss	(11,837)	(8,504)	39.2	(8,970)	(6,493)	38.1
Other income (loss)	625	(376)	(266.2)	4,481	2,056	117.9
Income tax recovery (expense)	662	(4,039)	(116.4)	(3,711)	1,378	(369.3)

Interest Expense. Interest expense increased to $45.8 million and $133.0 million, respectively, for the three and nine months ended September 30, 2013, from $41.7 million and $126.7 million, respectively, for the same periods last year, primarily due to:

•	increases of $2.6 million and $9.6 million for the three and nine months ended September 30, 2013, respectively, as a result of the NOK-denominated bond issuances by Teekay LNG and Teekay in May 2012 and October 2012, respectively;

•	increases of $3.8 million and $6.1 million for the three and nine months ended September 30, 2013, respectively, related to the Voyageur Spirit credit facility as interest expense was capitalized during the upgrade period of the Voyageur Spirit FPSO unit that ended in May 2013;

•	net increases of $1.9 million and $5.7 million for the three and nine months ended September 30, 2013, respectively, primarily from the issuance by Teekay Offshore of the NOK 1.3 billion senior unsecured bonds in January 2013, partially offset by the repurchase of NOK 388.5 million of Teekay Offshore’s existing NOK 600 million senior unsecured bond issue that matures in November 2013;

•	increases of $1.7 million and $2.9 million for the three and nine months ended September 30, 2013, respectively, due to the drawdown of new debt facilities relating to the three newbuilding shuttle tankers that delivered during the second and third quarters of 2013;

•	increases of $1.2 million and $3.0 million for the three and nine months ended September 30, 2013, respectively, as a result of a new revolving credit facility we entered into in December 2012; and

•	increases of $0.4 million and $1.1 million for the three and nine months ended September 30, 2013, respectively, due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues).

partially offset by

•	decreases of $7.4 million and $20.8 million for the three and nine months ended September 30, 2013, respectively, due to decreased LIBOR and lower principal U.S. Dollar debt balances due to debt repayments during 2012 and the first, second and third quarters of 2013; and

•	a decrease of $1.0 million for the nine months ended September 30, 2013, due to lower EURIBOR relating to Euro-denominated debt.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized (losses) gains on non-designated derivatives were ($26.7) million and $15.5 million, respectively, for the three and nine months ended September 30, 2013, compared to ($35.1) million and ($124.9) million, respectively, for the three and nine months ended September 30, 2012, as detailed in the table below:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands of U.S. Dollars)	2013	2012	2013	2012
Realized (losses) gains relating to:
Interest rate swap agreements	(30,254)	(30,027)	(91,472)	(90,112)
Interest rate swap agreement terminations	(31,798)	—	(35,985)	—
Foreign currency forward contracts	152	(876)	(1,333)	508
Foinaven embedded derivative	—	—	—	11,452

	(61,900)	(30,903)	(128,790)	(78,152)

Unrealized gains (losses) relating to:
Interest rate swap agreements	32,542	(8,036)	148,657	(49,326)
Foreign currency forward contracts	2,651	3,790	(4,328)	5,931
Foinaven embedded derivative	—	—	—	(3,385)

	35,193	(4,246)	144,329	(46,780)

Total realized and unrealized (losses) gains on derivative instruments	(26,707)	(35,149)	15,539	(124,932)

The realized (losses) and gains relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized gains (losses) on interest rate swaps for the three months and nine months ended September 30, 2013 and 2012 were primarily due to changes in the forward interest swap rates.

As at September 30, 2013 and 2012, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.8 billion and $3.9 billion, respectively, with average fixed rates of approximately 3.5% and 3.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $30.3 million and $91.5 million during the three and nine months ended September 30, 2013, compared to losses of $30.0 million and $90.1 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred realized losses of $31.8 million and $36.0 million during the three and nine months ended September 30, 2013, from the termination of two interest rate swaps, one of which was prior to our acquisition of the Voyageur Spirit FPSO unit and while we accounted for the unit as a VIE.

Primarily as a result of significant changes in long-term benchmark interest rates during the three and nine months ended September 30, 2013, we recognized unrealized gains of $35.2 million and $144.3 million, respectively, compared with unrealized losses of $4.2 million and $46.8 million for the same periods last year. Please read “Financial Statements: Note 14—Derivative Instruments and Hedging Activities.”

Please see “Item 5—Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments” in our Annual Report on Form 20-F for the year ending December 31, 2012, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Equity Income. Our equity income decreased and increased to $26.8 million and $101.4 million, respectively, for the three and nine months ended September 30, 2013, compared to equity income of $30.2 million and $53.1 million, respectively, for the same periods last year, primarily due to:

•	increases of $1.9 million and $20.6 million for the three and nine months ended September 30, 2013, respectively, in Teekay LNG’s 33% investment in the Angola LNG Carriers, primarily due to the change in unrealized gains (losses) on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing, as compared to the same periods last year;

•	increases of $7.0 million and $12.7 million for the three and nine months ended September 30, 2013, respectively, due to Teekay LNG’s acquisition of a 50% ownership interest in the Exmar LPG BVBA joint venture in February 2013;

•	increases of $2.3 million and $9.0 million for the three and nine months ended September 30, 2013, respectively, from the Baúna and Piracaba (previously named Tiro and Sidon) joint venture as the Itajai FPSO unit commenced operations in February 2013;

•	increases of $0.8 million and $4.0 million for the three and nine months ended September 30, 2013, respectively, in Teekay LNG’s 40% investment in Teekay Nakilat (III) Corporation, primarily due to the change in unrealized gains (losses) on derivative instruments as a result of long-term LIBOR benchmark interest rates increasing as compared to the same periods last year;

•	increases of $1.3 million and $4.1 million for the three and nine months ended September 30, 2013, respectively, related to equity income from our investment in Petrotrans Holdings Ltd.;

•	decreases and increases of $(2.2) million and $7.8 million for the three and nine months ended September 30, 2013, respectively, due to Teekay LNG’s acquisition of a 52% ownership interest in the six LNG carriers from A.P. Moller Maersk A/S (the MALT LNG Carriers) in February 2012. The decrease for the three months ended September 30, 2013, compared to the same period in the prior year is mainly due to a higher interest rate margin on new debt facilities and increased operating expenses due to drydocking. The increase for the nine months ended September 30, 2013, compared to the same period in the prior year, is due to the charter contracts entered into in 2012 with higher charter rates for certain of the MALT LNG Carriers;

•	a decrease of $10.8 million for the three and nine months ended September 30, 2013, due to the sale of our interest in the Ikdam FPSO unit in the prior year; and

•	a decrease of $4.2 million for the three months ended September 30, 2013, related to equity loss from our investment in Sevan.

For the three and nine months ended September 30, 2013, equity income includes gains of $1.7 million and $24.3 million, respectively, relating to our share of unrealized losses on interest rate swaps, compared to unrealized losses on interest rate swaps of $1.9 million and $5.4 million, respectively, included in equity income for the same periods last year.

Foreign Exchange Loss. Foreign currency exchange losses were $11.8 million and $9.0 million, respectively, for the three and nine months ended September 30, 2013, compared to foreign currency exchange losses of $8.5 million and $6.5 million, respectively, for the same periods last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. During the nine months ended September 30, 2013, Teekay Offshore repurchased NOK 388.5 million of its existing NOK 600 million senior unsecured bond issue that matures in November 2013. Associated with this, we recorded $6.6 million of realized losses on the repurchased bonds, and recorded $6.8 million of realized gains on the settlements of the associated cross currency swap. Excluding this, for the three and nine months ended September 30, 2013, foreign currency exchange losses include realized gains of $0.4 million (2012—$0.7 million) and $1.9 million (2012—$2.5 million) and unrealized (losses) gains of $(2.3) million (2012 –$9.8 million) and $(56.7) million (2012—$(3.3) million) on our cross currency swap and unrealized (losses) gains of $(5.0) million (2012—$(13.0) million) and $46.6 million (2012—$(5.1) million) on the revaluation of our NOK-denominated debt. For the three and nine months ended September 30, 2013, foreign currency exchange (losses) gains include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $(11.3) million and $(7.7) million as compared to $(4.6) million and $2.8 million for the same periods of 2012.

Income Tax (Expense) Recovery. Income tax recovery (expense) was $0.7 million and ($3.7) million for the three and nine months ended September 30, 2013, compared to income tax (expense) recovery of ($4.0) million and $1.4 million, for the same periods last year. The decrease in income tax expense for the three months ended September 30, 2013 was primarily due to reversal of freight tax accrued which had become statute barred. The increase in income tax expense for the nine months ended September 30, 2013, compared to the same period for 2012 was primarily due to income tax recoveries of $5.1 million relating to the reversal of uncertain tax position accruals in the second quarter of 2012.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at September 30, 2013, our cash and cash equivalents totaled $618.4 million, compared to $639.5 million as at December 31, 2012. As at September 30, 2013 and December 31, 2012, our total liquidity, including cash and undrawn credit facilities, was $1.2 billion and $1.9 billion, respectively.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at September 30, 2013, we had $876.1 million of scheduled debt repayments coming due within the next twelve months. In addition, as at September 30, 2013, we had $157.6 million current capital lease obligations for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these five Suezmax tankers. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. In July 2013, we received notification of termination from the owner for two of the five vessels. Both vessels are still currently on charter, however, the owner has reached an agreement in November 2013 to sell the Tenerife Spirit while the other vessel is currently being marketed to be sold. Upon sale of the vessels to a third party, we will not be required to repay the balance of the capital lease obligations as the vessels under capital leases will be returned to the owner and the full amount of the capital lease obligations will be concurrently extinguished. The Tenerife Spirit is expected to redeliver to the new owner in December 2013. While we do not expect the owner to exercise its option to require us to purchase the five Suezmax tankers, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing.

Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged debt financing for capital commitments of approximately $157 million, which mostly relates to our remaining 2013 capital expenditure commitments. We are currently in the process of seeking to obtain additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at September 30, 2013.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at September 30, 2013, our revolving credit facilities provided for borrowings of up to $2.6 billion, of which $0.6 billion was undrawn. The amount available under these revolving credit facilities reduces by $131.5 million (remainder of 2013), $776.9 million (2014), $297.5 million (2015), $621.5 million (2016), $445.0 million (2017) and $321.0 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 54 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 40 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at September 30, 2013, these ratios ranged from 119.5% to 363.0% compared to their minimum required ratios of 105% to 120%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A further delay in the recovery of the conventional tanker market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2013 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at September 30, 2013, this aggregate amount was $344.3 million. We were in compliance with all of our loan covenants at September 30, 2013.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, NOK and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps and, at times, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk. “

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2013	2012
Net operating cash flows	95,027	262,545
Net financing cash flows	716,342	58,457
Net investing cash flows	(832,444)	(426,228)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008.

Net cash flow from operating activities decreased to $95.0 million for the nine months ended September 30, 2013, from $262.5 million for the nine months ended September 30, 2012. This decrease was primarily due to a $78.2 million net decrease in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our four reportable segments, primarily as a result of reduced operating cash flows from our FPSO and conventional tanker segments and a decrease in non-cash working capital of $7.7 million primarily due to the timing of payments received from vendors. There was an increase of $32.4 million on expenditures for dry docking in the nine months ended September 30, 2013 compared to the same period in 2012, which also contributed to the decrease in cash flows from operating activities. In addition, there was a $43.5 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) in the nine months ended September 30, 2013 compared to the same period in 2012.

For further discussion of our four reportable segments, please read “—Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. The Daughter Companies distribute operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors or the assumption of debt related to acquired vessels. The Daughter Companies raised total net proceeds from issuances of new equity to the public and to third-party investors of $252.4 million in the nine months ended September 30, 2013, compared to $496.3 million in the same period last year. As the size of the Daughter Companies has grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $196.3 million in the nine months ended September 30, 2013, from $182.6 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, increased to $895.1 million in the nine months ended September 30, 2013, from $(24.4) million in the same period last year. We primarily used the net proceeds from drawing on undrawn revolvers to fund the acquisition of Teekay LNG’s 50% interest in the Exmar LPG carriers, as well as funding our newbuilding installments and capital expenditures.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $211.4 million in the nine months ended September 30, 2013, compared to $205.3 million in the same period last year.

Dividends paid during the nine months ended September 30, 2013 were $67.8 million, compared to $61.3 million for the nine months ended September 30, 2012, or $0.9488 per share for each period. Subject to financial results and declaration by our Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

Investing Cash Flows

During the nine months ended September 30, 2013, we incurred capital expenditures for vessels and equipment of $553.6 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers, five LNG carriers, two FSO conversions and the installment payments and conversion costs of our FPSO units under construction or conversion. We invested $151.7 million in a direct financing lease to fund the acquisition of the Awilco LNG carrier, Wilforce, in September 2013. We received aggregate net proceeds of $47.7 million from the sales of a 1992-built shuttle tanker, a 1992-built conventional tanker, two 1995-built conventional tankers, a 1998-built conventional tanker and sub-sea equipment from the Petrojarl I FPSO unit. In addition, we invested $140.8 million in our equity accounted investees, primarily related to the Exmar LPG BVBA joint venture (including working capital contribution and acquisition costs), and advanced $40.2 million to our equity accounted investees.

During the nine months ended September 30, 2012, we incurred capital expenditures for vessels and equipment of $414.0 million, primarily for capitalized vessel modifications and shipyard construction instalment payments on our newbuilding shuttle tankers and the instalment payments and conversion costs of our FPSO units under construction or conversion. We received net proceeds of $226.2 million from the sale of the Baúna and Piracaba (previously named Tiro and Sidon) FPSO project to our 50% joint venture with Odebrecht, the sale of a 1997-built conventional tanker, the sale of a 1992-built conventional tanker and the sale of a joint venture interest. In addition, we invested $163.5 million in our equity accounted investees, mainly related to the Teekay LNG-Marubeni Joint Venture (including working capital contribution and acquisition costs) and advanced $94.1 million to our equity accounted investees.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at September 30, 2013:

		Remainder	2014	2016
		of	and	and	Beyond
	Total	2013	2015	2017	2017
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	5,146.7	140.2	1,620.6	1,403.8	1,982.1
Chartered-in vessels (operating leases)	94.6	20.9	55.1	18.2	0.4
Commitments under capital leases (2)	174.6	64.9	43.8	38.6	27.3
Commitments under capital leases (3)	959.1	6.0	48.0	48.0	857.1
Commitments under operating leases (4)	384.2	6.2	49.6	49.6	278.8
Newbuilding installments/conversion (5)(6)(7)	1,732.8	261.9	772.4	698.5	—
Asset retirement obligation	26.1	—	—	—	26.1

Total U.S. Dollar-Denominated Obligations	8,518.1	500.1	2,589.5	2,256.7	3,171.8

Euro-Denominated Obligations: (8)
Long-term debt (9)	338.8	3.9	33.7	38.7	262.5

Total Euro-Denominated Obligations	338.8	3.9	33.7	38.7	262.5

Norwegian Kroner-Denominated Obligations: (8)
Long-term debt (10)	733.5	35.2	116.4	299.3	282.6

Total Norwegian Kroner-Denominated Obligations	733.5	35.2	116.4	299.3	282.6

Total	9,590.4	539.2	2,739.6	2,594.7	3,716.9

(1)	Excludes expected interest payments of $32.6 million (remainder of 2013), $220.7 million (2014 and 2015), $161.6 million (2016 and 2017) and $163.7 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2013, plus margins on debt that has been drawn that range up to 4.5% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt.
(2)	Includes, in addition to lease payments, amounts we may be required to pay to purchase five leased vessels from 2014 to the end of the period when cancellation options are first exercisable. For two of the vessels, the owner has notified us that it intends to terminate the capital leases. The purchase price for any vessels we are required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty any such purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to our assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters.”
(3)	Existing restricted cash deposits of $475.5 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $339.8 million for these leases from 2013 to 2029.
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for one shuttle tanker, five LNG carriers, two FSO conversions and one FPSO unit as of September 30, 2013. Please read “Item 1 – Financial Statements: Note 9 (a) – Commitments and Contingencies – Vessels Under Construction.”
(6)	Teekay LNG has a 50% interest in a joint venture, Exmar LPG BVBA, that has entered into an agreement for the construction of 10 LPG carriers. As at September 30, 2013, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $15.8 million (remainder of 2013), $202.8 million (2014 and 2015) and $183.2 million (2016 and 2017), of which our share is $7.9 million (remainder of 2013), $101.4 million (2014 and 2015) and $91.6 million (2016 and 2017). Please read “Item 1 – Financial Statements: Note 9 (b) – Commitments and Contingencies – Joint Ventures.” Subsequent to September 30, 2013, Exmar LPG BVBA exercised its option to construct two LPG carrier newbuildings scheduled for delivery in 2017 and 2018. Please read “Item 1 – Financial Statements: Note 18c – Subsequent Events.”
(7)	Teekay Tankers entered into an agreement with STX for the construction of four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings. As at September 30, 2013, the contractual commitment on the vessels as per agreement signed on April 8, 2013, excluding capitalized interest and other miscellaneous construction costs, totalled $178.0 million. According to the existing newbuilding agreement, payments required as at September 30, 2013 were $17.0 million (remainder of 2013), $8.5 million (2014), $89.0 million (2015) and $63.5 million (2016). In late October 2013, STX indicated that no refund guarantees will be issued on these four newbuilding LR2 vessels and as at September 30, 2013, Teekay Tankers has not made any installment payments to STX. As a result, the newbuilding installment/conversion obligation amounts shown in the table above do not include these four product tanker newbuildings. Subsequent to September 30, 2013, Teekay Tankers exercised its options to order four additional LR2 newbuildings. However, STX has not produced shipbuilding contracts within the specified timeframe of the option agreements and therefore, is in breach of the option agreement. Please read “Item 1 – Financial Statements: Note 18b – Subsequent Events.”
(8)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2013.
(9)	Excludes expected interest payments of $1.4 million (remainder of 2013), $10.6 million (2014 and 2015), $9.4 million (2016 and 2017) and $5.1 million (beyond 2017). Expected interest payments are based on EURIBOR at September 30, 2013, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(10)	Excludes expected interest payments of $11.7 million (remainder of 2013), $87.1 million (2014 and 2015), $54.6 million (2016 and 2017) and $6.8 million (beyond 2017). Expected interest payments are based on NIBOR at September 30, 2013, plus a margin between 4.35% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of September 30, 2013. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. There have been no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

Goodwill

At September 30, 2013, the shuttle tanker segment and liquefied gas segment had goodwill attributable to them. Based on conditions that existed at September 30, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2013 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition or results of operations and future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	expected costs and delivery dates of and financing and estimate costs for newbuildings, and the commencement of service of newbuildings under long-term time-charter contracts;

•	the expected timing and certainty of receiving refund guarantees from STX and the potential for Teekay Tankers to amend the contract terms or cancel these vessel orders prior to receiving refund guarantees and pursue alternatives, including legal action;

•	the timing of the HiLoad DP unit commencing its 10-year charter contract with Petrobras;

•	the timing and cost of converting the Navion Clipper into an FSO unit and the timing of commencing its 10-year charter contract with Salamander;

•	the cost of converting the Randgrid in an FSO unit, the timing of commencing its three-year charter contract with Statoil and the cost and certainty of Teekay Offshore’s acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•	the expected timing of final acceptance by the charterer of the Voyageur Spirit FPSO unit;

•	the ability to repair Foinaven FPSO gas compressor and other subsea production issues by December 2013;

•	Teekay LNG’s expected timing, amount and method of financing for the purchase of vessels, including its five Suezmax tankers operated pursuant to capital leases, the four LNG carrier newbuildings ordered from DSME, the LNG carrier newbuilding from Awilco and the 12 LPG carrier newbuildings ordered within Exmar LPG BVBA;

•	the expected timing and financial result of the sale of the Suezmax tankers under capital lease;

•	the rents we expect to receive as lessor under operating leases;

•	insurance coverage and indemnification for costs related to the collision between the Navion Hispania and the Njord Bravo;

•	the impact on operating income, the expected repair and insurance coverage, the completion, cost and recovery of certain capital upgrade costs, and the timing of the expected return to operations of the Petrojarl Banff FPSO unit and the Apollo Spirit storage tanker, following storm damage to the unit which was incurred in December 2011;

•	the ability of Teekay LNG to collect loans made to its joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker;

•	the outcome of ongoing tax proceedings, including the HMRC’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	the expected timing and costs of upgrades to any vessels;

•	the future valuation or impairment of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for five of Teekay LNG’s Suezmax tankers;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	our expectation regarding the results and impact of any adverse outcome of existing legal proceedings and claims;

•	the impact of future regulatory changes or environmental liabilities;

•	taxation of our company and of distributions to our stockholders;

•	the expected lifespan of our vessels;

•	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

•	the adequacy of our insurance coverage for accident-related risks, environmental damage and pollution;

•	anticipated funds for liquidity needs, including for future acquisitions, and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	the growth of global oil demand;

•	our exemption from tax on our U.S. source international transportation income;

•	the expected costs required to complete our reorganization and restructuring;

•	the impact of the LC Bank’s downgraded credit rating on the related lease payments and required cash deposits by Teekay Nakilat and the ability of Teekay Nakilat to mitigate any impact of the LC Bank’s downgraded credit rating;

•	our ability to accurately estimate the net cash flows of operating the three VLCCs, the vessel values at time of sale, the timing of when we can realize our investment in term loans and costs associated with realizing our investment in term loans;

•	our expectation that the detained VLCC will commence trading in the spot tanker market under our management upon its release from detention;

•	our ability to competitively pursue new projects;

•	our competitive positions in our markets;

•	our ability to avoid labor disruptions and attract and retain highly skilled personnel;

•	our involvement in any EU anti-trust investigation of container line operators;

•	changes in applicable industry laws and regulations;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSO units and FPSO units; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; Teekay LNG’s ability to secure charter contracts for its newbuilding carriers; shipyard production or vessel delivery or conversion delays and cost overruns; potential delays in the timing of Banff FPSO returning to operations and delays in the start-up dates of our newbuildings under construction due to factors such as, shipyard delays, weather delays, offshore commissioning, testing and oil field production issues; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; our or Teekay Tankers’ ability to access and charter and/or sell at acceptable rates or amounts, if at all, the VLCCs that collateralize the first-priority ship mortgage loans; the testing and final acceptance of the Voyageur Spirit FPSO unit; the ability to repair the Foinaven FPSO gas compressor and other subsea production issues by December 2013; the ability of the STX shipyard to fulfill its obligations under the newbuilding contracts, including providing refund guarantees to Teekay Tankers; ability of the counterparty to our Suezmax tanker leases to receive board approval to sell two of the five leased vessels; potential inability to realize anticipated benefits of restructurings; inherent uncertainties involving litigation and claims; conditions in the United States capital markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2012. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART I – FINANCIAL INFORMATION

ITEM 3—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following 9 to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at September 30, 2013, we had the following foreign currency forward contracts:

			Fair Value /
			Carrying Amount	Expected Maturity
	Contract Amount		of Asset (Liability)	2013	2014	2015
	in Foreign		$	$	$	$
	Currency (millions)	Average Forward Rate (1)	(in millions of U.S. Dollars)	(in millions of U.S. Dollars)
Norwegian Kroner	619.3	5.94	(1.9)	31.2	68.1	5.0
Canadian Dollar	2.0	1.04	—	1.9	—	—

			(1.9)	33.1	68.1	5.0

(1)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. As at September 30, 2013, we had Euro-denominated term loans of 250.5 million Euros ($338.8 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest or U.S. Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due between 2013 and 2018. In addition, the cross currency swaps due between 2015 and 2018 economically hedge the interest rate exposure on the NOK bonds due between 2015 and 2018. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds due between 2013 and 2018. As at September 30, 2013, we were committed to the following cross currency swaps:

Notional	Notional		Floating Rate Receivable		Floating Rate Payable			Fixed
Amount	Amount		Reference		Reference			Rate		Remaining
NOK	USD		Rate	Margin	Rate		Margin	Payable	Fair Value	Term (years)
211,500	34,721	(1)	NIBOR	4.75%	LIBOR	(2)	5.04%		436	0.2
700,000	122,800		NIBOR	4.75%				5.52%	(7,184)	2.0
500,000	89,710		NIBOR	4.00%				4.80%	(7,048)	2.3
600,000	101,351		NIBOR	5.75%				7.49%	(4,377)	3.3
700,000	125,000		NIBOR	5.25%				6.88%	(11,577)	3.6
800,000	143,536		NIBOR	4.75%				5.93%	(9,813)	4.3
900,000	150,000		NIBOR	4.35%				6.43%	(3,794)	4.9

									(43,357)

(1)	Teekay Offshore partially terminated the cross currency swap in connection with its repurchase in January 2013 of NOK 388.5 million of the original Teekay Offshore NOK 600 million bond issue. Please read “Item 1 – Financial statements: Note 7 – Long-term Debt.”
(2)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read “Item 1 – Financial statements: Note 14 – Derivative Instruments and Hedging Activities.”

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2013, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. The expected contractual maturity dates do not reflect potential prepayments of long-term debt and capital lease obligations as well as the potential exercise of early termination options for certain of our interest rate swaps.

	Expected Maturity Date							Fair Value
	Balance of							Asset /
	2013	2014	2015	2016	2017	Thereafter	Total	(Liability)	Rate(1)
Long-Term Debt:
Variable Rate ($U.S.)(2)	129.1	1,176.6	346.1	596.8	710.6	1,345.2	4,304.4	(4,172.6)	1.7%
Variable Rate (Euro)(3)(4)	3.9	16.2	17.4	18.7	20.1	262.5	338.8	(312.0)	1.7%
Variable Rate (NOK)(4)(5)	35.2	—	116.4	83.1	216.2	282.6	733.5	(744.2)	6.5%
Fixed-Rate Debt ($U.S.)	11.1	48.3	49.7	50.3	46.0	636.9	842.3	(794.3)	7.0%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.2%	7.5%	7.0%
Capital Lease Obligations(6)
Fixed-Rate ($U.S.)(7)	62.4	31.7	4.4	4.5	28.3	26.3	157.6	(157.6)	7.4%
Average Interest Rate(8)	9.2%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%
Interest Rate Swaps:
Contract Amount ($U.S.)(6)(9)(10)	143.8	712.4	338.1	759.2	412.0	1,295.8	3,661.3	(343.3)	3.6%
Average Fixed Pay Rate(2)	1.5%	2.8%	3.8%	2.7%	3.9%	4.5%	3.6%
Contract Amount (Euro)(4)	3.9	16.2	17.4	18.7	20.1	262.5	338.8	(31.7)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of September 30, 2013, ranged from 0.3% to 4.5%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. Please read “Item 1 – Financial Statements: Note 7 – Long-Term Debt.”
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and Norwegian Kroner-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2013.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with 13 cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate between 4.80% to 7.49% and interest rate payments swapped from NIBOR plus a margin between 4.00% to 5.75% and into LIBOR plus a margin of 5.04% and the transfer of principal fixed between $34.7 million to $150.0 million upon maturity in exchange for NOK 211.5 million to NOK 900 million.
(6)	Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers) (see “Item 1 – Financial Statements: Note 4 – Vessel Charters”), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2013 totaled $475.5 million, and the lease obligations, which as at September 30, 2013 totaled $472.6 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $406.3 million and $469.0 million, ($75.9) million and $99.8 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligations, as applicable. Please read “Item 1 – Financial Statements: Note 4 – Vessel Charters.”
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.
(9)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(10)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See Item 1 – Financial Statements: Note 9(c) to the unaudited consolidated financial statements included in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K and the risk factors described below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

A decline in estimated recoverable amounts from future cash flows and net proceeds from the operation and sale of three VLCC vessels as the primary collateral securing the term loans in which we have invested, could adversely affect the results of our operations and our financial condition.

We previously invested $183 million in three term loans, two maturing in July 2013 and one maturing in February 2014, secured by first priority mortgages registered on two 2010-built and one 2011-built VLCC vessels. The borrowers have been in default on their interest payment obligations since the first quarter of 2013 and subsequently in default on the repayment of the loan principal as the loans were scheduled to mature in July 2013. As a result, we entered into discussions with the borrowers and the second priority mortgagee of the vessels to realize on our security for the loans. Currently, two of the vessels are trading in the spot tanker market under our management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to us. The vessel’s insurers are in the process of seeking to negotiate the release of the vessel. Upon release, the vessel is expected to commence trading in the spot tanker market under our management. In the three and nine months ended September 30 2013, we recorded a $11.5 million and $21.7 million loss provision, respectively, on the investment in term loans to reflect the estimated loss that could be incurred based on our current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the three VLCC vessels. The actual amount recoverable from our investment in the loans may vary from the our current estimates depending on various factors including, among others, the ability, cost and timing of releasing one of the VLCC vessels from detention in Egypt; our ability to obtain access to the vessels, the actual charter rates the vessels earn in the spot or time-charter markets, costs incurred to operate the vessels prior to their sale, the timing and values realized from the sale of the VLCCs, and costs we may need to incur to realize on our collateral in the VLCCs. The carrying value of the loans will be adjusted each subsequent reporting period to reflect any changes in the present value of the expected future cash flows.

Certain of our lease arrangements contain provisions whereby we have provided a tax indemnification to third parties, which may result in increased lease payments or termination of favorable lease arrangements.

The Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements (the RasGas II Leases) with a third party for the three RasGas II LNG Carriers. Under the terms of these capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect or there is a change in the applicable tax legislation or the interpretation thereof by the United Kingdom (U.K.) taxing authority (or HMRC), the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. We do not have the ability to pass these increased rentals onto our charter party. However, the terms of the lease arrangements enable us and our joint venture partner jointly to terminate the lease arrangement on a voluntary basis at any time. In the event of an early termination of the lease arrangements, Teekay Nakilat Joint Venture may be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any. Although the exact amount of any such payments upon termination would be negotiated between us and the lessor, we expect the amount would be significant.

HMRC has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HMRC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision by the First Tribunal, regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal which upheld the 2012 verdict. HMRC has been granted leave to further appeal the 2013 decision to the Court of Appeal. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. Teekay LNG estimates its 70% share of the potential exposure to be approximately $34 million, exclusive of potential financing and interest rate swap termination costs.

The lessor for the three RasGas II LNG Carriers has communicated to the joint venture that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat Joint Venture’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease payments over the remaining term of the RasGas II Leases of approximately $17.5 million on a net present value basis. As a result of this potential increase in lease payments, the Teekay Nakilat Joint Venture may need to post additional collateral of $3 million to the existing cash defeasance deposit connected to the lease structure for the three leased vessels. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. Our 70% share of the present value of the potential lease payment increase claim is approximately $12.3 million.

In addition, the subsidiaries of another joint venture formed to service the Tangguh LNG project in Indonesia have lease arrangements with a third party for two LNG carriers. Teekay LNG purchased our interest in this joint venture in 2009. The terms of the lease arrangements provide similar tax and change of law risk assumption by this joint venture as we have with the three RasGas II LNG Carriers above.

Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost and any increases in future periods to our current estimates of such costs may result in the recognition of an impairment charge in that future period.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the second quarter of 2014 while the necessary repairs and upgrades are completed and the weather permits re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. After the repairs and upgrades are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. In addition, we will also incur certain capital upgrade costs for the Banff FPSO unit and the Apollo Spirit related to upgrades to the mooring system required by the relevant regulatory authorities due to the extreme weather and sea states experienced during the December 7, 2011 storm. The Apollo Spirit was operating on the Banff field as a storage tanker and is expected to return to the Banff field at the same time as the Banff FPSO unit. The total of these capital upgrade costs is expected to total approximately $140 million. The recovery of the capital upgrade costs from the charterer is subject to commercial negotiations or, failing agreement, the responsibility for these costs will be determined by an expedited arbitration procedure already agreed to by the parties. Any capital upgrade costs not recovered from the charterer will be capitalized to the vessel cost. Factors that may result in the recognition of a future impairment charge would include increases to our current estimates of capitalized costs, amounts recovered from the charterer, repair costs not covered by the insurance provider, and changes to our assumptions of contract renewal rates, amongst other factors.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 26, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)